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07024825

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Idemitsu Kosan Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 05 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35033 FISCAL YEAR 3-31-07

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 7/2/07

May 8, 2007

Consolidated Financial Results for the Fiscal Year 2006
(From April 1, 2006 to March 31, 2007)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Takayuki Endo, General Manager of IR Dept. Telephone: +81-3-3213-9307
Scheduled date of ordinary general meeting of shareholders: Jun 28, 2007
Scheduled date of commencement of dividend payments: Jun 7, 2007
Scheduled date of filing of Securities Report: Jun 28, 2007

ARIS
3-31-07

1. Consolidated Financial Results for FY2006 (From April 1, 2006 to March 31, 2007)
(1) Consolidated operating results

Note: Figures less than ¥1 million are rounded off

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
FY2006	3,394,738	2.0	102,813	43.9	107,536	51.8	41,591	51.8
FY2005	3,327,403	20.4	71,432	△28.1	70,829	△11.0	27,391	–

	Net income per share	Net income per share, diluted	Return on equity	Ratio of Ordinary income to total Asset	Ratio of Operating income to net sales
	¥ sen	¥ sen	%	%	%
FY2006	1,268.61	–	9.2	4.7	3.0
FY2005	1,289.85	–	8.8	3.1	2.1

Note: Equity in earnings of affiliated companies: FY2006 ¥8,351 million FY2005 ¥4,935 million

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥ sen
FY2006	2,333,129	561,376	22.8	13,322.56
FY2005	2,280,359	368,715	16.2	13,495.43

Notes: Shareholders' equity FY2006 ¥532,786 million FY2005 –

(3) Consolidated Cash Flows

	CF from operating activities	CF from investing activities	CF from financing activities	Cash and cash equivalents at the end of the fiscal year
	¥million	¥million	¥million	¥million
FY2006	86,322	△63,094	△37,252	122,564
FY2005	56,337	△54,298	△74,947	132,747

2. Dividends

	Cash Dividend per share			Total dividends amount	Payout ratio (Consolidated)	Dividends on equity ratio (Consolidated)
	As of Sep.30	As of Mar.31	Total			
	¥ sen	¥ sen	¥ sen	¥million	%	%
FY2005	–	55.00	55.00	1,502	4.3	0.4
FY2006	–	150.00	150.00	5,998	11.8	1.1
FY2007 (Forecast)	75.00	75.00	150.00	–	20.7	–

3. Consolidated business forecasts for FY2007 (From April 1, 2007to March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥ sen
Interim period	1,550,000	△6.3	33,000	△18.4	31,000	△24.9	9,000	△12.8	225.05
FY2007	3,240,000	△4.6	85,000	△17.3	81,000	△24.7	29,000	△30.3	725.16

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the fiscal year: None

(2) Changes in accounting principles, procedures and method of presentation

(Items contained in Changes in the Basis of Presenting Consolidated Financial Statements)

1.by new accounting standard: Yes

2.by others: None

(3) Number of shares of stocks

1.Number of shares issued(including treasury stock)

FY2006:40,000,000 FY2005:27,321,500

2.Number of shares of treasury stock FY2006: 8,697 FY2005: –

【Note】

1. Non-consolidated Financial Results for FY2006 (From April 1, 2006 to March 31, 2007)

(1) Operating results

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
FY2006	3,107,842	8.5	58,327	156.1	53,981	93.8	22,811	△24.4
FY2005	2,864,791	23.4	22,779	△53.2	27,859	△9.0	30,184	–

	Net income per share	Net income per share, diluted
	¥ sen	¥ sen
FY2006	695.80	–
FY2005	1,421.39	–

(2) Financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥ sen
FY2006	2,110,475	452,423	21.4	11,313.05
FY2005	2,059,602	315,578	15.3	11,550.55

2. Forecasts of Non-consolidated performance in FY2007 (From April 1, 2007 to March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥ sen
Interim period	1,420,000	△6.8	15,000	△1.7	10,500	△19.0	2,500	47.7	62.51
FY2007	2,970,000	△4.4	42,000	△28.0	32,000	△40.7	13,000	△43.0	325.07

Note: Percentage figures represent changes from the corresponding previous periods respectively

* The business forecasts above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors. Additionally, for the assumptions used for the forecasts of the above, please refer to Page 6 of the appendix.

[Appendix]

1. Consolidated operating results

(1) Summary of consolidated operating results for FY2006

In the petroleum industry, almost of all petroleum products, except jet fuel which was supported by steadily growing demand for airplane-use, faced decreased demand. In particular, demand for gasoline fell on a year-on-year basis affected by sluggish sales of new cars and conversion to mini cars. Demand for diesel oil also decreased owing to a continuing decline in the number of cars owned. Demand for kerosene and heavy fuel oil A fell below the levels in the previous year, hit by record-high warm winter and demand for fuel oil C dropped on a year-on-year basis, hurt by progresses in fuel conversion. Total demand for petroleum products during the fiscal year 2006 is estimated to decrease by 5% compared with the previous year.

In the petrochemical industry, demand for ethylene and propylene grew steadily, supported by stable demand for derivatives from Asian countries, mainly from China. On the other hand, the relationship of supply and demand for aromatic series including benzene tightened in the U.S. thanks to troubles in plants and delay in restoration of damage by hurricanes in the U.S.A., and export of benzene from Asia to the U.S. increased. On the other hand, relation of supply and demand for paraxylene remained tight on the whole, since imports from the U.S. did not recover.

(Crude oil and Naphtha price, and foreign exchange rate)

	FY2005	FY2006	Change	
Dubai Crude oil	$53.5/bbl	$60.8/bbl	+$7.3/bbl	+13.6%
Naphtha(customs)	$514/ton	$591/ton	+$77/ton	+15.0%
Exchange rate	¥114.3/$	¥118.0/$	+¥3.7/$	+3.2%

With respect to the Idemitsu Group's consolidated performances for fiscal 2006, consolidated net sales were ¥3,394.7 billion, an increase of 2.0% compared with the previous year, assisted by hikes in crude oil and naphtha prices. Consolidated operating income was ¥102.8 billion, up by 43.9% against the previous year, thanks to the improved profitability in the petroleum products business and petrochemical products business.
(In addition, the Company adopted the LIFO(last-in first-out) method for the valuation of inventories.)
Non-operating income was ¥4.7 billion, up by ¥5.3 billion from the same period of the previous year, supported by an increase in the equity earnings of affiliated companies and an decrease in interest expenses due to repayment of interest-bearing debt.
As a result, Consolidated ordinary income was ¥107.5 billion, an increase of 51.8% from the same period last year.
Extraordinary account resulted in a loss of ¥8.7 billion down ¥5.8 billion from the same period of the previous year. The reason for the loss in the extraordinary account was that the gain on sale of investment securities and the gain on the transfer of the polyolefin business posted in fiscal year 2005 were gone in the current fiscal year.
In addition, corporate income taxes and minority interest was ¥57.2 billion, up by ¥16.7 billion from the same period of the previous year. As a result, consolidated net income stood at ¥41.6 billion, up by 51.8% on a year-on-year basis.

Operating results by business segment are as follows:

1) Petroleum products business

In the petroleum products business for fiscal 2006, sales volumes were affected by decreased demand as seen in sharply declined demand for heating fuel oil. In the aspects of prices, while the costs of fuel oil necessary for the operation of refineries increased due to hike of crude oil prices, the time lag between the increase of crude oil price and shifting costs to the selling prices which occurred in the preceding year diminished in fiscal 2006, which contributed to earnings. The Idemitsu Group continued to reduce costs and made every effort to shift the increased costs to selling prices.

In terms of supply, in June 2006, the Hokkaido Refinery which suffered damage from the Tokachioki earthquake in September 2003 was wholly restored after an interval of 2 years and 9 months and operated smoothly, and as a result, the original short-positioning strategy functioned best.

In addition, at the FY 2006 National Conference on Successful Cases of Energy Conservation in Factories and Buildings sponsored by The Energy Conservation Center, Japan (ECCJ), the Chiba Plant was awarded with the Award of Director-General of the Agency for Natural Resources and Energy and the Chiba Refinery was awarded with the Award of Chairman of ECCJ. The Chiba Refinery has been awarded with some award including other prizes for 21 consecutive years for energy saving activities, and has been continuing to promote energy-saving activities contributing to reduction of carbon dioxide emissions consistently.

As for sales of fuel products, sales volumes of all fuel oils decreased compared with the same period a year earlier, with total sales volumes of fuel oil being 27.49 million KL, down by 3.9% from the same period of the previous year. However, the Company promoted the following sales measures and as a result sales volumes exceeded the demand. In the SS retail business, the total number of credit cards "Idemitsu Mydo Plus" issued was over 1.50 million, achieving the target set up at the start of the credit card business. Sales volumes of gasoline exceeded demand, helped by an increase in the number of card members and increased sales at self-service type service stations. Regarding the brand strategy, the Company introduced the new visual identity scheme and renewed painting of service stations, and provided SS staff with a newly designed uniform in fiscal 2006. Renewal of painting of oil tankers belonging exclusively to Idemitsu is now in progress. On the other hand, the Company enhanced domestic sales of heavy fuel C for electric power plants under the circumstance of sharply declining demand, and sales of heavy fuel oil C exceeded demand.

In the energy solution business, the Company decided the withdrawal from the Power Producer and Supplier (PPS) from which profitability was not expected due to soaring of oil price and abolished the energy solution business department on March 31, 2007, by integrating other energy solution-related businesses to the industrial energy department.

In the development of a fuel cell, the Company developed a kerosene modifier for kerosene-based fuel cell system for residential use, which uses a catalyst developed by the Company, and found a way for commercialization.

In the lubricants business, the Company sold a total volume of 950,000 KL in the domestic and overseas markets which exceeded sales in the previous year, by bolstering sales activities in overseas markets including rapidly growing Asia amidst decreasing domestic demand. The Company established, in September 2006, Idemitsu Lube (India) Co., Ltd. for the first time for Japanese petroleum companies in India where demand is sharply increasing due to progress of motorization.

In the LPG business, the Company integrated the LPG related divisions of Mitsubishi Corp. and a Group company that was engaged in LPG business, and established, jointly with Mitsubishi Corp. in April 2006, Astomos Energy Co., Ltd., which has the largest market share of domestic sales of LPG, and has been showing synergy effects including reduction of distribution expenses from the initial fiscal year.

The overall consolidated net sales in the petroleum products business was ¥2,535.9 billion, down by 0.7% on a year-on-year basis, and consolidated operating income was ¥17.7 billion, a significant recovery by 26.8 billion from a loss of the previous year.

2) Petrochemical products business

With respect to petrochemical products, though the material naphtha price marked a record-high level with hikes of crude oil price, market prices were steadily improved, assisted by the tightened relationship between supply and demand thanks to stable demand for derivatives from Asia.

In the basic chemicals business, overseas market prices maintained a high level mainly in aromatic series including benzene. Sales volume of the Company decreased 2% from the preceding year, due to the Tokuyama Plant's scheduled shut down maintenance. However, earnings increased on a year-on-year basis, supported by stable market conditions.

In the performance chemicals business, the Company took corrective measures in selling price for the rising cost, and as a result, earnings rose on a year-on-year basis. Additionally, the Company decided to construct the manufacturing facilities(production capacity: 300 tons per year)for adamantane, a material for ArF (argon fluoride) photoresist, at the Tokuyama Plant. The Company adopted an environmentally-friendly manufacturing process, which uses a catalyst newly developed originally by the Company, for the first time in the world. Construction will be completed in September 2007.

In the engineering plastics business, while market prices for polycarbonate softened owing to new and additional facilities, earnings steadily rose, due partly to the Idemitsu Group's efforts to maintain price levels and positive effects from reinforced capacity of Formosa Chemicals & Fibre Corporation, a joint venture of the Company in Taiwan. As for syndiotactic polystyrene (SPS), operation of production facilities (production capacity: 5,000 tons per year) at the Chiba Plant was restarted in October 2006, corresponding to fairly increasing demand. Additionally, the Company has started manufacturing and sales of SPS compounds in Europe since May 2006 and constructed the global supply system for Japan, Asia, North America, and Europe.

The overall consolidated net sales for the petrochemical products business for fiscal 2006 climbed by 13.1% against the same period of the previous year to ¥622.8 billion and operating income stood at ¥44.3 billion, an increase by 37.7% on a year-on-year basis.

3) Oil exploration and production business

In the oil exploration and production business, while the Company started production of the Fram East drilling site in the Norwegian North Sea Territorial Waters in October 2006, production of Snorre drilling site in the same waters declined due to safety measure-related works. The production of crude oil for fiscal 2006 decreased on year-on-year basis to 10.17 million barrels.

In the oil exploration activities, in Norway, the Company participated in the open bidding for drilling sites implemented by the Norwegian government, and acquired interests of 2 drilling sites in April 2006 and those of 2 drilling sites in January 2007. In Vietnam, the Company confirmed an oil stratum during trial drilling at the 09-03 drilling site offshore Southern Vietnam and confirmed existence of oil as a result of productivity testing. Now the Company is conducting a geological assessment and planning the exploitation and production plans.
The overall consolidated net sales in oil exploration and production business for fiscal 2006 were ¥87.2 billion, an increase of 22.0% against the same period of the previous year, and operating income accounted for ¥36.9 billion, a decrease of 0.3% on a year-on-year basis.

4) Other businesses

In the coal business, profits decreased from the previous year, hit by reduced production at own mines to 8.10 million tons, down by 1% on a year-on-year basis and increased costs, such as fuel costs, material and personnel costs, and additional costs due to increased demurrage at coal shipping ports in Australia. The Company started production and shipping at the Boggabri Mine in New South Wales in Australia where reserve of high-grade coals was confirmed and the Company owns the whole interests in November 2006.

In the electronic materials business, the joint development with Sony Corp. of organic EL display materials agreed in November 2005 is now in steady progress, and the Company also agreed the joint development with Universal Display Corporation of OLED materials (phosphorescent blue OLED materials for displays fabricated through "dry" processing methods). Thus the Company is accelerating development of electronic materials. In terms of supply, the Company completed the construction of the plant for organic EL materials (production capacity: 2 metric tons per year) at the city of Omaezaki in Shizuoka Prefecture, and started production in April 2007.

The overall consolidated sales in the other businesses for fiscal 2006 were ¥148.8 billion, a down by 2.5% from the previous year by mainly reduction of coal production and operating income was ¥3.9 billion, a decrease by 65.6% on a-year-on-year basis.

2)Consolidated business forecasts for FY2007

The Company expects consolidated net sales for fiscal 2007 ending March,31 2008 to be ¥3,240.0 billion, an decrease by 4.6% on a year-on-year basis, due to lower crude oil prices.
The petroleum products business will see an decreased operating income for fiscal 2007 because of increase of depreciation cost due to the tax revision. The petrochemical products business will also see an decreased operating income by softening of the markets due to progress in construction of new petrochemical plants in the Middle East and Asia. In the oil exploration and production business, The Company also expects an decreased operating income since crude oil prices will become lower compare with those of fiscal 2006. As a result, consolidated operating income for fiscal 2007 will be ¥85.0 billion, a decrease by 17.3% from the previous year, consolidated ordinary income for fiscal 2007 will be ¥81.0 billion, a decrease by 24.7% from the previous year and consolidated net income for the fiscal 2007 will be ¥29.0 billion, decrease by 30.3% on a year-on-year basis.
The above forecasts are based on the following assumptions.

Crude oil price, Dubai: US$60 per barrel
Foreign exchange rate: ¥115 per US$

(2) Consolidated financial position

1) Analysis of consolidated financial position

Consolidated total assets as of the end of the fiscal 2006 were ¥2,333.1 billion, an increase of ¥52.8 billion compared with the end of the previous consolidated fiscal year, which is mainly attributable to an increase in account receivables due to the effect of the last day of the fiscal year falling on a Japanese holiday, despite exclusion of 9 subsidiaries from consolidation due to the establishment of Astomos Energy Corp. in April 2006.

Total liabilities at the end of fiscal 2006 were ¥1,771.8 billion, an decrease of ¥108.4 billion from the end of the previous year, which is attributable to an decrease in interest-bearing debt despite increase in tax payable owing to the end of the fiscal 2006 falling on a bank holiday.

Total net assets as of the end of the fiscal year2006 were ¥561.4 billion, an increase of ¥161.1 billion compared with the total amount of minority interest and total shareholders equity as of the end of the previous year. The reason for the above increase was the issuance of new shares (¥114.4 billion) accompanying the listing on the Tokyo Stock Exchange on October 2006 and also increase in retained earnings owing to accounting of net income for the fiscal year 2006.

As a result, shareholders equity ratio as of the end of the fiscal 2006 was 22.8 %.

2) Analysis of consolidated cash flows

Cash and cash equivalents ("fund") as of the end of the fiscal 2006 were ¥122.6 billion, a decrease by ¥10.2 billion from the end of the previous year. Major factors of the decreases are as follows:

Cash flow from operating activities was ¥86.3 billion, since the total amount of factors for the increase in the fund including increases in income before income taxes and depreciation and amortization without actual expenditure exceeded the total amount of factors for decrease in the fund such as, an increases in notes and accounts receivable-trade and the amount of payment of corporate income taxes.

Cash flow from investing activities was an outflow of ¥63.1 billion, due to expenditure for acquisition of fixed assets from capital investments.

Cash flow from financing activities was an outflow of ¥37.3 billion, since the amount of repayment of interest-bearing debt exceeded the amount of an increase in the issuance of new shares accompanying the listing on the Tokyo Stock Exchange.

Idemitsu Group's trend of financial indexes is as follows:

	FY2002	FY2003	FY2004	FY2005	FY2006
Shareholders Equity ratio (%)	12.6	13.6	13.2	16.2	22.8
Shareholders Equity ratio on a market value basis (%)	–	–	–	–	23.6
Debt repayment years (year)	18.4	6.5	12.7	17.6	9.7
Interest coverage ratio (times)	2.4	6.9	3.8	2.9	4.6

Notes:

1. Calculation formulas for indexes:
   Shareholders equity ratio: (Total net assets - Minority interest) / Total assets
   Shareholders equity ratio on a market value basis: Total value of stock at market price / Total assets
   Debt repayment years: Interest-bearing debt / Cash flow from operating activities

Interest coverage ratio (times): Cash flow from operating activities / Interest paid

2. Each index was calculated based on data contained in consolidated financial statements.
3. Total value of stock at market price was calculated by number of shares outstanding after exclusion of treasury stock.
4. Since the company listed on a current fiscal year, The data of Total value of stock at market price was not applicable on and before previous fiscal year.
5. "Cash flow from operating activities" for the fiscal year is based on "cash flow from operating activities" described in the consolidated statements of cash flows. Interest-bearing debt is based on debt for which interest expenses are paid among debt posted in the consolidated balance sheets. Interest expenses are based on "interest paid" in the consolidated statement of cash flows.

(3) Basic policy on allocation of profits /dividends in FY2006 and FY2007

The Company considers the return of profits to shareholders as one of the most important management issues and will continue to pay stable dividends to shareholders after taking into due consideration the fulfillment of internal reserves for strategic investment to enhance existing businesses and to develop future business operations, the improvement of corporate financial structure, and balance with business performances.

Based on the above policy, the Company intends to pay ¥150 per share for dividend for the fiscal year 2006. For fiscal year 2007, The Company plans to pay an annual dividend of ¥150 per share.

The Company plans to change the number of dividend payments from once to twice annually(at the interim and fiscal year end)from the fiscal year 2007.

(The Company may, by a resolution of the Board of Directors, make distributions out of the company's surplus funds to shareholders pursuant to the provisions of Article 459,paragraph 1 of The Company Low.)

2. Management Policy

(1) Management philosophy

Since its foundation, Idemitsu has practiced the concept of "respect for people" in the conduct of business, and the company strives to realize this ideal and to be relied on widely by society. Based on this concept of the management philosophy, the Company makes the following five commitments to each stakeholder in the Idemitsu Group's management policies. The Idemitsu Group will strive to be a corporation that all stakeholders can rely on, through further deepening and developing the management focus on humanity.

Management philosophies

◆ **Creation and provision of new value to Customers**
We provide products, technologies and services that give customers a strong feeling of assurance, greater vitality and absolute satisfaction, as we strive to create new value.

◆ **Contribution to Society and the Environment**
We make safety the cornerstone of business and strive to preserve and improve the natural Environment. We also contribute to communities, culture and society.

◆ **Assured returns to Shareholders**
We fulfill our corporate social responsibilities, strive for sound, sustainable growth, and endeavor to generate stable returns for shareholders.

◆ **Cooperation with Partners**
We cooperate with dealers and other business partners to help customers realize assurance, greater vitality and absolute satisfaction. We aim to share accomplishments and successes with our business partners.

◆ **Pursuit of self growth and self realization of Employees**
We provide an environment in which each employee can pursue self growth and self realization and strive to ensure that each employee becomes a respected individual of society.

(2) Second consolidated medium-term management plan

The Idemitsu Group established the second consolidated medium-term management plan, which covers fiscal 2005 to fiscal 2008, in May 2005 in order to aim to be a "company which contributes to society through stable and sustainable growth". Targeted management indicators set up in the second management plan, including operating income, rate of operating income on invested capital and net debt equity ratio were achieved in fiscal 2006, the second year of the management plan.

With respect to individual plans for fiscal 2007 and 2008 in the second consolidated medium-term management plan, the Company reviewed and revised assumptions and profit planning for both fiscal years by reflecting substantial changes in business circumstances after the establishment of the second consolidated management plan, such as highly hovering crude oil price, surging resource and steel product prices, accelerating declines in domestic demand for fuel products and increasing demand for petrochemical products mainly in Asia. There are no material changes in the Idemitsu Group's basic strategy to pursue stable and sustainable growth. However, in the revised management plan, the Company has improved the business portfolio corresponding to changes in business environments by scaling down the secondary energy businesses.

In planning business strategies, the Company classified Group businesses into three categories, which are shown in the following. The Idemitsu Group will actively be involved in the following management issues during the period of the second consolidated medium-term management plan.

Idemitsu Group's business segments

		Business segment			
		Petroleum products	Petrochemical products	Oil exploration and production	Others
Strategic categories	Core businesses	• Fuel product • LPG • Crude oil shipping	• Basic chemicals	–	• Insurance sales • Service station products • Credit cards
	High value-added businesses	• Lubricants	• Performance chemicals • Engineering plastics • Plastics processed products	–	• Electronic materials • Agricultural Biotechnology • Engineering
	Resource businesses	–	–	• Oil exploration and production	• Coals • Uranium • Geothermal energy

1) Core businesses
- Reinforcement of domestic business bases and quicker responses to changes in demand structures

2) High-value-added businesses
- Cultivation and reinforcement of differential products with positive concentration of management resources

3) Resource businesses
- Enlargement of reserves and production of energy resources from both mid- and long-term perspectives

(3) Performance of targeted management indicators in FY2006

Management indicators	Index	
	Plan	Actual
Operating income(including Equity in earnings of affiliated companies)	¥110.0billion	¥111.2billion
Net income	¥36.0billion	¥41.6billion
Rate of operating income on invested capital	8.0%	8.0%
Shareholders' equity ratio	23.0%	22.8%
Net debt/Equity ratio(times)	1.5	1.3
Operating income of High value-added businesses (including Equity in earnings of affiliated companies) (share of total operating income)	¥22.0billion (20%)	¥18.6billion (17%)

(4) Targeted management indicators

In the revised second consolidated medium-term management plan, the Idemitsu Group holds up the following target management indicators to be achieved in fiscal 2008 by aggressively promote strategic investment to strengthen earnings structure, and at the same time, continue to reinforce financial base.:

1) Operating income including equity in earning: ¥109.0 billion
2) Rate of operating income on invested capital: 7.6%, and
3) Net debt/Equity ratio: 1.2
(Above targets include impact of tax law revision)

Further, The Idemitsu Group will aim to double its enterprise value over the long-term through aggressive business development efforts going forward.

(5) Issues requiring responses from the Company

1) Strengthening the competitiveness of core businesses and make further responses to changes in the demand structure

Under severe business environments, such as a downward trend of the domestic demand for petroleum products and soaring crude oil prices, the Idemitsu Group will promote thorough rationalization and efficiency in business operations using marketing activities taking advantage of the Idemitsu's brand name, further reinforce business structures, and secure stable earnings. To support the basis of the management, the Company increases in maintenance-related expenditures to reinforce safety measures and stable operations.

The Idemitsu Group has substantially reduced the group's fixed costs by shutting down two oil refineries in Hyogo and Okinawa as a preparative countermeasure against the declining demand for petroleum products in the future and has been maintaining full production at its remaining four refineries.

The Chiba and Tokuyama plants are, as the core companies in their respective industrial complex, promoting the bolstering of competitiveness in collaboration with neighboring companies. The Idemitsu Group will promote further integration of the oil refining and petrochemical operations and reinforce competitiveness with investment for ensuring energy-saving and higher efficiency and corresponding to changes in demand structures.

In the service station retail division, the Company has established community-based sales networks with a simple distribution system in accordance with the policy of "consumer-oriented marketing" since the foundation of the Company.. The Idemitsu Group will also make a further effort to continue to establish new self-service type service stations to pursue efficiency in the sales network and to reinforce profitability. Credit cards are important payment tool at service stations and for sales of LPG, providing customers with convenience. Credit card members generally purchase much more gasoline than customers that make cash purchases and are contributing to an increase in sales of gasoline. The number of Idemitsu credit card members was approximately 2.49million at the end of fiscal 2006,especially,the number of " Idemitsu Mydo plus" members reached 1.50million at the end of January,2007 achieving the target set up at the start of the credit card business. The Idemitsu Group will positively promote the issuance of credit cards in order to improve customers' convenience, high-use of a service stations and profitability.

The Idemitsu Group will also expand brand sales shares of fuel oil through an increase in credit card members and accelerated shift to self-service stations.

With respect to overseas business deployment, the Company decided an equity participation of 10% in Laffan Refinery Co., Ltd. in Qatar in November 2006 to established the strategic partnership with the country that accounts for about 20% of the Company's imports of crude oil. The Company will promote new business development in the future in fields where the Group will be able to take advantages of its unique technologies and know-how cultivated in the petroleum products and the petrochemical products businesses, in areas such as oil-producing countries of the Middle East and Asia where energy demand is increasing.

2) Develop and strengthen differentiated product groups through aggressive allocations of resources

The Idemitsu Group will provide high-value-added and highly unique products and solutions corresponding to customer needs, by further developing and combining technologies fostered in the oil refining and petrochemical fields. The Idemitsu Group will launch management resources into fields where demand is expected to increase in the future. The Group will aggressively expand the high value-added businesses by cultivating and strengthening differentiated products and make them one of the mainstay businesses ranking with the core businesses and resource businesses.

With regard to lubricants business, the Company will further enhance development of differential products leveraging the Company's unique technologies. In addition, the Company intends to improve its global supply system to supply high performance lubricants having the same quality as in Japan and to promote the lubricants business mainly in China and India where demand is forecasted to increase further in the future. The Company aims to achieve and maintain a sales volume of 1.0 million KL per year in total for domestic and overseas markets including sales volume by overseas licensees in fiscal 2007.

As for performance plastics, the Company is running a joint company engaged in the manufacturing of polycarbonate plastics in Taiwan with Formosa Chemicals & Fibre Corp. The Company will double the production capacity to an annual production capacity of 200,000 metric tons in fiscal 2007 for polycarbonate plastics for optical disks for which demand is expected to increase. Additionally, concerning syndiotactic polystyrene (SPS) developed by the Company, the Company restarted the internal production facilities (production capacity: 5,000 metric tons per year) at the Chiba Plant in October 2006, and is now discussing to bolster production capacity further in order to respond to strong demand.

In the performance chemicals business, growth in demand is expected in adamantane, a material for ArF (argon fluoride) photoresist, and its derivatives for the manufacturing of next-generation semiconductors. In response to this prospect, the Company is constructing manufacturing facilities for adamantane at the Tokuyama Plant now and the facilities will be completed in September 2007. The facilities will adopt the high energy-saving manufacturing process that lowers environmental load by waste, which the Company developed and has patents for. Concerning about adamantane business, the Company will expand vertical integration from row materials to intermediate products.

With respect to the electronic materials business, the Company owns many patents for devices necessary for the commercialization of organic electroluminescence (EL) devices for which expansion in demand as the material for next-generation displays is expected. The Company is one of the major manufacturers of luminescence materials and is currently promoting joint development with Sony Corporation to ensure development of materials applicable to medium and large-sized displays. The Company also promotes development of high performance materials and discusses investment for entry into device business.

3) Expand reserves and production volume over the medium-to-long term

Amid the intensifying global competition for securing energy, the Company aims towards the stable supply of energy, as well as the enhancement of its earnings structure, through promoting a well-balanced resource development of coal and uranium, as well as petroleum. While resource prices and development costs have hiked sharply, the Company is making efforts to secure reserves and expand production from a medium and long-term viewpoint, by taking a balance of risks and profitability.

With respect to oil exploration and production, The Idemitsu Group will continue actively to acquire new drilling sites mainly in Norway, UK and Vietnam for securing reserves of oil and gas and will strive to improve profitability through the efficient operation and cost reduction of existing projects

With regard to the coal business, The Company estimates that it owns approximately 200 million metric tons of reserves through the three mines in Australia as of the end of December 2006. The Company will pursue further expansion of production and efficient operations.

As for the uranium business, the Company is advancing its final preparations towards a startup of operations at the Cigar Lake Mine in Canada (7.875% rights owned by the Company) but now is trying to recover relating to the flooding accident in 2006 .

4) Strengthen activities for environmental issue from the long term perspective

As growing importance of environment issue, The Idemitsu Group strengthen R&D and establish new business focused on renewable energy which lowers environmental load ,such as biofuel, green energy power generation and geothermal power generation. Over the longer term, to utilize hydrogen energy including fuel cells and try to create new businesses.
In the field of agricultural biotechnology, The Idemitsu Group has expanded sales of microbial pesticides and livestock materials. In the future, expands business scope in greening and agricultural areas and contributes to the environment.

5) Reinforcement and expansion of research and development divisions

The Company will promote the development of new attractive products and technologies capable of contributing to the environment, through upgrading further and combining its own technologies cultivated throughout the history of the Company towards the creation of new high-value-added businesses backed up by sophisticated technologies, as well as sustaining the future growth of core businesses. In addition, the Company intends to implement research and development focusing on high performance materials, materials for energy storage and conversion and environmental and bio-related fields, aiming to continuously create new businesses from the long-term viewpoint. Furthermore, the Company will enhance its strategy for intellectual property by integrating business operations and R&D activities by setting up a patent-network from the early phase of R&D and establish technological superiority. The Company will establish improved research and development systems through cultivating and assigning staff in the major fields described above.

6) Promotion of structural reform in businesses

The Idemitsu Group has continued to reform its business structures by aggressively promoting business alliances, aiming to secure industry-leading market shares, competitiveness and predominance in the fields where the Idemitsu Group is actively involved. The Group seeks further enhancement and expansion in each business, by maximizing the outcomes from business alliances including the merits of expanded business scale and the synergy effects from business integration.

7) Promotion of corporate social responsibility (CSR)

Not to be limited to only the economic aspect of the realization of stable and sustainable growth and returns of interests, the Idemitsu Group aims to contribute to society in all aspects of business activity through securing safety and contributing to the global environment and by providing customers with goods, technologies and services which provide a sense of "safety, vitalization and satisfaction", aiming to be a company relied on by society. The Idemitsu Group is deeply committed to pursue issues of "thorough compliance", "securing safety", "responding to environmental issues" and "deployment of activities to expand the Idemitsu brand".

3. Consolidated Financial Statements for the FY2006

(1) Consolidated Balance Sheets

(Unit: ¥Million)

Item	FY2005 (Ended March 31, 2006)	FY2006 (Ended March 31, 2007)	Change
(Assets)			
Current assets	978,322	1,013,910	35,588
Cash in hand and deposits at bank	132,747	107,580	△25,166
Notes and accounts receivable-trade	366,153	413,738	47,585
Securities	–	14,983	14,983
Inventories	336,963	335,582	△1,318
Deferred tax assets	19,015	14,663	△4,351
Others	125,545	128,680	3,135
Less: Allowance for doubtful accounts	△2,103	△1,318	785
Fixed assets	1,302,037	1,319,218	17,180
Tangible fixed assets	1,037,130	1,043,697	6,566
Buildings and structures	145,078	145,285	207
Oil tanks	13,996	16,610	2,614
Machinery and equipment	214,550	233,036	18,485
Land	637,396	622,355	△15,040
Construction in progress	18,870	15,994	△2,875
Others	7,237	10,413	3,175
Intangible fixed assets	33,331	34,931	1,600
Investment and other assets	231,575	240,589	9,013
Investment securities	140,869	156,667	15,798
Long-term loans	8,693	8,063	△630
Deferred tax assets	24,396	21,964	△2,432
Others	59,205	55,568	△3,636
Less: Allowance for doubtful accounts	△1,589	△1,674	△85
Total assets	2,280,359	2,333,129	52,769
(Liabilities)			
Current liabilities	1,043,251	1,027,767	△15,483
Notes and accounts payable-trade	294,875	301,988	7,113
Short-term borrowings	407,599	329,813	△77,786
Current portion of Bonds	–	12,500	12,500
Accounts payable-other	241,910	291,621	49,710
Deferred tax liabilities	2,291	1,919	△371
Others	96,574	89,924	△6,649
Long-term liabilities	836,868	743,984	△92,883
Bonds	85,500	73,000	△12,500
Long-term debt	498,649	418,982	△79,667
Deferred tax liabilities	25,808	28,939	3,130
Deferred tax liability related to land revaluation	103,904	103,563	△340
Accrued retirement benefits to employees	64,570	58,715	△5,855
Reserve for repair works	26,883	26,983	99
Others	31,552	33,800	2,248
Total liabilities	1,880,119	1,771,752	△108,367

Item	FY2005 (Ended March 31, 2006)	FY2006 (Ended March 31, 2007)	Change
(Net assets)			
Shareholders' equity	-	365,025	-
Common stock	-	108.606	-
Additional paid-in capital	-	71,140	-
Retained earnings	-	185,379	-
Treasury stocks	-	△101	-
Valuation and translation adjustments	-	167,761	-
Unrealized holding gains on investment in securities	-	15,180	-
Deferred gains on hedges	-	3,949	-
Revaluation reserve for land	-	146,734	-
Translation adjustments	-	1,896	-
Minority Interests	-	28,590	-
Total net assets	-	561,376	-
Total liabilities and net assets	-	2,333,129	-
(Minority interest)	31,524	-	-
(Shareholders' equity)			-
Common stock	51,388	-	-
Additional paid-in capital	12,535	-	-
Retained earnings	144,914	-	-
Revaluation reserve for land	147,799	-	-
Unrealized gain on other securities	16,599	-	-
Translation adjustments	△4,521	-	-
Total shareholders' equity	368,715	-	-
Total liabilities, minority interests and shareholders' equity	2,280,359	-	-

(2) Consolidated Statements of Income

(Unit: ¥Million)

Item	FY2005 (From April 1, 2005 to March 31, 2006)	FY2006 (From April 1, 2006 to March 31, 2007)	Change
Net sales	3,327,403	3,394,738	67,335
Cost of sales	3,003,287	3,061,781	58,493
Gross profit	324,115	332,957	8,841
Selling, general and administrative expenses	252,682	230,144	△22,538
Operating income	71,432	102,813	31,380
Non-operating income	21,954	28,491	6,536
Interest income	2,057	3,270	1,213
Dividend income	3,680	4,820	1,140
Gain (loss) on foreign exchange, net	7,177	8,333	1,156
Equity in earnings of non-consolidated subsidiaries and affiliates, net	4,935	8,351	3,415
Others	4,104	3,715	△389
Non-operating expenses	22,558	23,767	1,209
Interest expenses	19,047	17,399	△1,648
Others	3,510	6,368	2,857
Ordinary income	70,829	107,536	36,707
Extraordinary gains	13,471	7,656	△5,814
Gains on the sale of fixed assets	1,493	5,250	3,756
Gain on the sale of affiliates' stocks	61	119	58
Gain on sale of investment securities, net	6,743	178	△6,564
Gain on insurance claims	–	1,253	1,253
Gain on the transfer of businesses	4,841	219	△4,622
Others	331	634	303
Extraordinary losses	16,441	16,390	△50
Impairment loss on fixed assets	7,691	8,648	956
Impairment in value of investment securities	476	237	△238
Loss on the sale of fixed assets	1,100	350	△750
Loss on disposal of tangible fixed assets	4,245	5,360	1,114
Others	2, 926	1,794	△1,131
Income before income taxes	67,859	98,802	30,942
Income taxes – Current	48,032	48,802	769
– Deferred	△8,616	5,333	13,950
Minority interests	1,052	3,074	2,022
Net income	27,391	41,591	14,199

(3) Consolidated Statement of Additional paid-in capital and Retained earnings

(Unit: ¥Million)

Item	FY2005 (From April 1, 2005 to March 31, 2006)	
(Additional paid-in capital)		
I Additional paid-in capital at the beginning of the year		71
II Increase in additional paid-in capital		
Gains on the disposal of treasury stocks		
III Additional paid-in capital at the end of the year	12,463	12,463
		12,535
(Retained earnings)		
I Balance at beginning of year		114,545
II Increase in retained earnings		
Net income for the year	27,391	
Effect of the consolidated subsidiaries excluded from consolidation	8	
Effect of the consolidated subsidiaries included in consolidation	8	
Adjustment due to sale and revaluation of land	4,334	31,742
III Decrease in retained earnings		
Cash dividends	1,372	1,372
IV Retained earnings at the end of the year		144,914

(4) Consolidated Statement of Shareholders' Equity

(Unit: ¥Million)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance March 31, 2006	51,388	12,535	144,914	-	208,838
Change during the year					
Issuance of common stock	57,218	57,205			114,423
Cash dividends			△1,502		△1,502
Net income			41,591		41,591
Change in scope of consolidation			△457		△457
Increase in gains on the disposal of treasury stocks		1,399			1,399
Purchases of treasury stock				△108	△108
Disposal of treasury stock		0		6	6
Reversal of revaluation reserve for land			833		833
Change in items other than shareholders' equity during the year (net)					
Net increase/decrease during the year	57,218	58,605	40,464	△101	156,186
Balance March 31, 2007	108,606	71,140	185,379	△101	365,025

	Valuation and translation adjustments					Minority interest in consolidated subsidiaries	Total net assets
	Unrealized holding gains on investments in securities	Deferred gains on hedges	Revaluation reserve for land	Translation adjustments	Total valuation and translation adjustments		
Balance March 31, 2006	16,599	-	147,799	△4,521	159,876	31,524	400,240
Change during the year							
Issuance of common stock							114,423
Cash dividends							△1,502
Net income							41,591
Change in scope of consolidation							△457
Increase in gains on the disposal of treasury stocks							1,399
Purchases of treasury stock							△108
Disposal of treasury stock							6
Reversal of revaluation reserve for land			△833		△833		-
Change in items other than shareholders' equity during the year (net)	△1,418	3,949	△231	6,417	8,717	△2,934	5,783
Net increase/decrease during the year	△1,418	3,949	△1,064	6,417	7,884	△2,934	161,136
Balance March 31, 2007	15,180	3,949	146,734	1,896	167,761	28,590	561,376

(5) Consolidated Statements of Cash Flows

(Unit: ¥Million)

Item	FY2005 (From April 1, 2005 to March 31, 2006)	FY2006 (From April 1, 2006 to March 31, 2007)
Cash flows from operating activities		
Income before income taxes and minority interests	67,859	98,802
Depreciation and amortization	57,726	59,307
Impairment loss on fixed assets	7,691	8,648
Increase(decrease)in accrued retirement benefits to employees	1,390	△5,454
(Increase) decrease in notes and accounts receivable, trade	△58,808	△79,719
(Increase) decrease in inventories	△53,044	△15,791
Increase (decrease) in notes and accounts payable-trade	59,293	15,495
Increase (decrease) in accounts payable, other	15,887	39,742
Others	9,966	26,092
Sub-total	107,963	147,122
Interest and dividends received	6,031	8,373
Interest paid	△19,515	△18,851
Payment of income taxes	△38,140	△50,322
Net cash provided by operating activities	56,337	86,322
Cash flows from investing activities		
Purchases of tangible fixed assets	△58,070	△67,287
Proceeds from sale of tangible fixed assets	6,413	7,867
Purchases of investment securities	△16,960	△4,494
Proceeds from sale of investment securities	19,330	272
(Increase) decrease in long-term loans, net	2,250	13,448
Others	△7,263	△12,901
Net cash used in investing activities	△54,298	△63,094
Cash flows from financing activities		
Increase (decrease) in short-term borrowings, net	△3,154	△31,874
Proceeds from long-term debt	151,164	55,321
Repayment of long-term debt	△250,654	△175,773
Proceeds from issuance of common stock	50,804	113,563
Redemption of preferred stock	△38,661	–
Sales of treasury stock	22,783	6
Others	△7,230	1,504
Net cash used in financing activities	△74,947	△37,252
Effect of exchange rate changes on cash and cash equivalents	2,742	4,238
Net increase(decrease) in cash and cash equivalents	△70,165	△9,785
Cash and cash equivalents at beginning of year	203,484	132,747
Net increase(decrease) in cash and cash equivalents resulted from change in scope of consolidation	490	△397
Decrease in cash and cash equivalents from corporate	△1,062	–
Cash and cash equivalents at end of the year	132,747	122,564

(Consolidated Segment Information)

1. Business segment information

For the FY2005 (From April 1, 2005 to March 31, 2006)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales							
(1) Net sales to outside customers	2,552,545	550,744	71,445	152,667	3,327,403	–	3,327,403
(2) Inter-segment	2,984	1,662	–	7,973	12,620	(12,620)	–
Total	2,555,530	552,407	71,445	160,640	3,340,024	(12,620)	3,327,403
Operating expenses	2,564,569	520,254	34,491	149,328	3,268,643	(12,672)	3,255,970
Operating income (loss)	△9,039	32,152	36,954	11,312	71,380	52	71,432
2.Assets,Dpreciation, Impairment loss and Capital expenditures							
Assets	1,569,624	420,930	125,960	124,230	2,240,746	39,613	2,280,359
Depreciation	29,164	15,684	10,277	2,723	57,850	(124)	57,726
Impairment loss	6,193	280	–	1,217	7,691	–	7,691
Capital expenditures	32,658	5,441	6,296	8,868	53,265	–	53,265

For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales							
(1) Net sales to outside customers	2,535,934	622,823	87,196	148,784	3,394,738	–	3,394,738
(2) Inter-segment	3,389	1,649	–	8,235	13,274	(13,274)	–
Total	2,539,323	624,473	87,196	157,019	3,408,013	(13,274)	3,394,738
Operating expenses	2,521,582	580,200	50,341	153,131	3,305,256	(13,331)	3,291,925
Operating income	17,741	44,272	36,854	3,888	102,756	56	102,813
2.Assets,Dpreciation, Impairment loss and Capital expenditures							
Assets	1,562,188	449,645	116,668	153,047	2,281,550	51,578	2,333,129
Depreciation	31,247	14,199	10,669	3,127	59,424	(116)	59,307
Impairment loss	6,888	–	–	1,759	8,648	-	8,648
Capital expenditures	47,768	14,098	13,234	11,774	86,876	-	86,876

Notes:
1. Business segments are those adopted in the interior management of the Company.
2. Each segment's major products or operations
   (1) Petroleum products: Petroleum products including gasoline, naphtha, kerosene, diesel oil and heavy fuel oils, lubricant, LPG and marine transportation
   (2) Petrochemical products: Petrochemicals including ethylene
   (3) Oil exploration and production: Investigation, exploration, development and sales of oil resources
   (4) Others: Coal mining, sales of automobile-related goods, leasing, electronic materials business and construction and maintenance business

2. Geographical segment information

For the FY2005 (From April 1, 2005 to March 31, 2006)
For the FY2006 (From April 1, 2006 to March 31, 2007)

Presentation of geographical segment information is omitted, since the ratio of Japan to the total sales of all segments exceeds 90% for each fiscal period in the above.

3. Overseas sales

For the FY2005 (From April 1, 2005 to March 31, 2006)
For the FY2006 (From April 1, 2006 to March 31, 2007)

Presentation of overseas sales is omitted, since the total overseas sales is less than 10% for each fiscal period in the above.

RECEIVED

2007 JUN 29 A 8:15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 082-35033

(Translation)

Securities Code: No. 5019
June 6, 2007

To the Shareholders:

NOTICE OF THE 92ND ORDINARY GENERAL MEETING
OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 92nd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

1. Date and hour of meeting:

   June 28 (Thursday), 2007, at 10:00 a.m.

2. Place of meeting:

   "Grand Ball Room", 3F, Grand Hyatt Tokyo
   10-3, Roppongi 6-chome, Minato-ku, Tokyo, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 92nd fiscal year (from April 1, 2006 to March 31, 2007)

   2. Report on the financial statements for the 92nd fiscal year (from April 1, 2006 to March 31, 2007)

   Matters to be resolved:

   Proposition No. 1: Election of 11 Directors

   Proposition No. 2: Election of one (1) Statutory Auditor

   Proposition No. 3: Election of account auditors

- E N D -

(Attached document)

BUSINESS REPORT

(April 1, 2006 to March 31, 2007)

1. Current state of the Idemitsu Group (the "Group")

(1) Business activities for the fiscal year under review:

(i) Developments and results of business activities:

<Environment of business>

During the first half of the fiscal year under review, the Japanese economy remained in the phase of continued autonomous recovery due to strong investment in plant and equipment accompanying the recovery of corporate earnings and the steady expansion of private spending resulting from better employment and income conditions. In the second half of the year, exports decelerated slowly due to inventory adjustments in the IT-related industry and private spending leveled off. Thus, the pace of expansion of the economy slowed down slightly though it remained solid.

Crude oil prices continued rising in the first half of the fiscal year under review, due to Iran's nuclear issue, the political unrest in Nigeria, decreased inventories of gasoline in the United States and the escalation of the conflict between Israel and Lebanon, among others. Thus, in July, Dubai crude oil registered a record $72.29 per barrel. In the second half of the year, crude oil prices were on a downward trend as inventories of gasoline remained at a high level after the end of the driving season in the United States, as well as an increase in inventories due to warm winter. Consequently, crude oil prices increased by $7.3 per barrel on average from the previous fiscal year to $60.8 per barrel for the fiscal year under review as the prices remained high in the first half of the fiscal year under review.

With regard to exchange rates, when the G7 nations announced its stance to correct international imbalance towards the end of April 2006, the Japanese yen was appreciated against the US dollar to US$1 = ¥109. Then, however, stock prices declined in the emerging markets and investment reverted to the dollar. Due to a rate hike rumor in the United States, a difference in the interest rates of Japan and the United States were expected to continue to remain and the dollars were repurchased. Thus, the Japanese yen was depreciated to US$1 = ¥118.0 on average for the fiscal year under review, ¥3.7 weaker than the previous fiscal year.

In the petroleum industry, almost of all petroleum products, except jet fuel which was supported by steadily growing demand for airplane-use, faced decreased demand. In particular, demand for gasoline fell on a year-on-year basis affected by sluggish sales of new cars and conversion to mini cars. Demand for diesel oil also decreased owing to a continuing decline in the number of cars owned. Demand for kerosene and heavy fuel oil A fell below the levels, hit by record-high warm winter and demand for fuel oil C dropped on a year-on-year basis, hurt by progresses in fuel conversion. Total demand for petroleum products during the fiscal year under review is estimated to decrease by 5% compared with the previous fiscal year.

In the petrochemical industry, demand for ethylene and propylene grew steadily, supported by stable demand for derivatives from Asian countries, mainly from China. On the other hand, supply and demand for aromatic series, including benzene, tightened in the United States thanks to troubles in plants and delay in restoration of damage by hurricanes in the United States, and export of benzene from Asia to the United States increased. On the other hand, supply and demand for paraxylene remained tight on the whole, since imports from the United States did not recover.

Under these circumstances, the developments and results of business activities by division of the Group were as described below:

<Petroleum products business>

In the petroleum products business for the fiscal year under review, sales volumes were affected by decreased demand as seen in sharply declined demand for heating fuel oil. In the aspects of prices, while the costs of fuel oil necessary for the operation of refineries increased due to a hike of crude oil prices, the time lag between the increase of crude oil prices and shifting costs to selling prices which occurred in the previous fiscal year diminished in the fiscal year under review, which contributed to earnings. The Group continued to reduce costs and made every effort to shift the increased costs to selling prices.

In terms of supply, in June 2006, the Hokkaido Refinery which suffered damage from the Tokachioki earthquake in September 2003 was wholly restored after an interval of two years and nine months and operated smoothly, and as a result, the original short-positioning strategy functioned best.

As for sales of fuel products, sales volumes of all fuel oils decreased compared with the previous fiscal year, with total sales volumes of fuel oil being 27.49 million KL, down by 3.9% from the previous fiscal year. However, the Company promoted the following sales measures and as a result, sales volumes exceeded demand. In the service station retail business, the total number of credit cards "Idemitsu Card Mydo Plus" issued was over 1.50 million, achieving the target set up at the start of the credit card business. Sales volumes of gasoline exceeded demand, helped by an increase in the number of card members and increased sales at self-service type service stations. Regarding the brand strategy, the Company introduced a new visual identity scheme and renewed painting of service stations, and provided service station staff with newly designed uniforms. Renewal of painting of oil tankers belonging exclusively to the Company is now in progress. On the other hand, the Company enhanced domestic sales of heavy fuel C for electric power plants under the circumstance of sharply declining demand, and sales of heavy fuel oil C exceeded demand.

In addition, at the FY 2006 National Conference on Successful Cases of Energy Conservation in Factories and Buildings sponsored by The Energy Conservation Center, Japan (ECCJ), the Chiba Plant was awarded with the Award of Director-General of the Agency for Natural Resources and Energy and the Chiba Refinery was awarded with the Award of Chairman of ECCJ. The Chiba Refinery has been awarded with some awards including other prizes for 21 consecutive years for energy saving activities, and has been continuing to promote energy-saving activities contributing to reduction of carbon dioxide emissions consistently.

In the energy solution business, the Company decided on the withdrawal from the business of power producer and supplier (PPS) from which profitability was not expected due to soaring of oil prices, and abolished the Energy Solution Business Department on March 31, 2007, by integrating other energy solution-related businesses to the Industrial Energy Department.

In the development of a fuel cell, the Company, jointly with CORONA Corporation, developed a kerosene modifier for kerosene-based fuel cell system for residential use, which uses a catalyst developed by the Company, and found a way for commercialization.

In the lubricants business, the Company sold a total volume of 950,000 KL in the domestic and overseas markets which exceeded sales in the previous fiscal year, by bolstering sales activities in overseas markets, including rapidly growing Asia, amidst decreasing domestic demand. The Company established, in September 2006, Idemitsu Lube (India) Co., Ltd. for the first time for Japanese petroleum companies in India where demand is sharply increasing due to progress of motorization.

In the LPG business, the Company integrated the LPG related divisions of Mitsubishi Corporation and a Group company that was engaged in LPG business, and established, jointly with Mitsubishi Corporation, in April 2006, Astomos Energy Corporation, which has the largest market share of domestic sales of LPG, and has been showing synergy effects, including reduction of distribution expenses from the initial fiscal year.

The overall consolidated net sales in the petroleum products business was ¥2,535.9 billion, down by 0.7% on a year-on-year basis, and consolidated operating income was ¥17.7 billion, a significant recovery by 26.8 billion from an operating loss of ¥9.0 billion for the previous fiscal year.

<Petrochemical products business>

With respect to petrochemical products, though the material naphtha prices marked a record high level with hikes of crude oil prices, market prices were steadily improved, assisted by the tightened supply and demand thanks to stable demand for derivatives from Asia.

In the basic chemicals business, overseas market prices maintained a high level mainly in aromatic series, including benzene, due to a short supply as a result of a scheduled shut down maintenance and a disorder at the ethylene plant. Sales volume of the Company decreased 2% from the previous fiscal year, due to the Tokuyama Plant's scheduled shut down maintenance. However, earnings increased on a year-on-year basis, supported by stable market conditions.

In the performance chemicals business, the Company took corrective measures in selling prices in response to rising cost and as a result, earnings rose on a year-on-year basis. Additionally, the Company decided to construct manufacturing facilities (production capacity: 300 tons per year) for adamantane, a material for ArF (argon fluoride) photoresist, at the Tokuyama Plant. The Company adopted an environmentally-friendly manufacturing process, which uses a catalyst newly developed originally by the Company, for the first time in the world. Construction will be completed in September 2007.

In the engineering plastics business, while market prices for polycarbonate softened owing to new and additional facilities, earnings steadily rose, due partly to the Group's efforts to maintain price levels and positive effects from reinforced capacity of Formosa Chemicals & Fibre Corporation, a joint venture of the Company in Taiwan. As for syndiotactic polystyrene (SPS), the operation of production facilities (production capacity: 5,000 tons per year) at the Chiba Plant was restarted in October 2006, corresponding to fairly increasing demand. Additionally, the Company started manufacturing and sales of SPS compounds in Europe in May 2006 and completed the construction of a global supply system for Japan, Asia, North America, and Europe.

The overall consolidated net sales for the petrochemical products business for the fiscal year under review climbed by 13.1% against the previous fiscal year to ¥622.8 billion and operating income stood at ¥44.3 billion, an increase by 37.7% on a year-on-year basis.

<Oil exploration and production business>

In the oil exploration and production business, while the Company started production of the Fram East drilling site in the Norwegian North Sea Territorial Waters in October 2006, production of Snorre drilling site in the same waters declined due to safety measure-related works. The production of crude oil for the fiscal year under review decreased on year-on-year basis to 10.17 million barrels.

In the oil exploration activities, in Norway, the Company participated in the open bidding for drilling sites implemented by the Norwegian government, and acquired interests of two drilling sites in April 2006 and those of two drilling sites in January 2007. In Vietnam, the Company conducted trial drilling at the 09-03 drilling site offshore Southern Vietnam and confirmed the existence of oil. Now the Company is conducting a geological assessment and planning the exploitation and production plans.

The overall consolidated net sales in the oil exploration and production business for the fiscal year under review were ¥87.2 billion, an increase of 22.0% against the previous fiscal year, and operating income accounted for ¥36.9 billion, a decrease of 0.3% on a year-on-year basis.

<Other businesses>

In the coal business, profits decreased from the previous fiscal year, hit by reduced production at the Company's own mines to 8.10 million tons, down by 1% on a year-on-year basis and increased costs, such as fuel costs, material and personnel costs, and additional costs due to increased demurrage at coal shipping ports in Australia. The Company started production and shipping at the Boggabri Mine in New South Wales, Australia in which reserve of high-grade coals was confirmed and the Company owns the whole interests, in November 2006.

In the electronic materials business, the joint development with Sony Corporation of organic EL display materials agreed in November 2005 is now in steady progress, and the Company also agreed on joint development with Universal Display Corporation of OLED materials (phosphorescent blue OLED materials for displays fabricated through "dry" processing methods). Thus, the Company is accelerating development of electronic materials. In terms of supply, the Company completed the construction of a plant for organic EL materials (production capacity: 2 metric tons per year) in the city of Omaezaki, Shizuoka Prefecture and started production in April 2007.

The overall consolidated sales in the other businesses for the fiscal year under review were ¥148.8 billion, a decrease of 2.5% from the previous fiscal year and operating income was ¥3.9 billion, a decrease of 65.6% on a-year-on-year basis.

As a result of these operating activities for the fiscal year under review, consolidated net sales amounted to ¥3,394.7 billion, an increase of 2.0% on a yea-on-year basis, due to higher crude oil prices and naphtha prices. Consolidated operating income amounted to ¥102.8 billion, an increase of 43.9%. Consolidated ordinary income amounted to ¥107.5 billion, an increase of 51.8%. Consolidated net income amounted to ¥41.6 billion, an increase of 51.8%.

Business sector	Net sales		Operating income	
	Fiscal year under review	Increase/ decrease from the previous fiscal year	Fiscal year under review	Increase/ decrease from the previous fiscal year
	(billion yen)	(%)	(billion yen)	(%)
Petroleum products	2,535.9	- 0.7	17.7	-
Petrochemical products	622.8	13.1	44.3	37.7
Oil exploration and production	87.2	22.0	36.9	- 0.3
Other businesses	148.8	- 2.5	3.9	- 65.6
Total	3,394.7	2.0	102.8	43.9

(ii) Investment in plant and equipment:

The amount of investment in plant and equipment of the Group for the fiscal year under review totaled ¥86.9 billion, which was principally used as follows:

Business sector	Principal investment in plant and equipment
Petroleum products	Maintenance and renewal of facilities of the refineries; enhancement and improvement of sales facilities of service stations

Business sector	Principal investment in plant and equipment
Petrochemical products	Enhancement, restructuring, maintenance and renewal of production facilities
Oil exploration and production	Exploration and development of oil fields
Other businesses	Maintenance and renewal of coal production facilities; development of uranium mines; facilities to produce electronic materials

(iii) Financing:

The Company raised the fund of ¥114.4 billion by the issuance of 12,678,500 new shares (paid-in amount: ¥9,025 per share) upon the listing of its shares on the Tokyo Stock Exchange in October 2006. Interest-bearing debt of the Group outstanding as of March 31, 2007 decreased by ¥157.5 billion from the end of the previous fiscal year to ¥834.3 billion.

(2) Assets and income/loss

Item	89th year April 1, 2003 - Mar. 31, 2004	90th year April 1, 2004 - Mar. 31, 2005	91st year April 1, 2005 - Mar. 31, 2006	92nd year April 1, 2006 - Mar. 31, 2007
Net sales (million yen)	2,450,679	2,763,668	3,327,403	3,394,738
Ordinary income (million yen)	56,599	79,594	70,829	107,536
Net income (loss) (million yen)	3,737	(5,894)	27,391	41,591
Net income (loss) per share (yen)	135.90	(427.05)	1,289.85	1,268.61
Total assets (million yen)	2,273,895	2,228,574	2,280,359	2,333,129
Net assets (million yen)	310,257	294,272	368,715	561,376

(Notes) 1. For the 90th fiscal year, the product market in Japan remained in a high level due to a sharp rise in prices of crude oil. However, extraordinary expenses increased substantially due to the early adoption of an accounting standard for impairment of fixed assets. Consequently, the Company incurred a net loss.

2. As from the 92nd fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

(3) Major parent company and subsidiaries:

(i) Relationship with the parent company:

Not applicable.

(ii) Major subsidiaries:

Name	Capital	Ratio of voting rights of the Company (%)	Main business
Idemitsu Tanker Co., Ltd.	¥1,000 million	100.0	Transportation of crude oil and petroleum products of the Company
Idemitsu Unitech Co., Ltd.	¥1,600 million	100.0	Manufacture and sale of plastic products
Idemitsu Oil & Gas Co., Ltd.	¥8,275 million	100.0	Acceptance of operations of oil exploration and production companies of the Group
Idemitsu Snorre Oil Development Co., Ltd.	¥15,120 million	50.5	Investigation, exploration, development and sale of oil resources
Idemitsu Cuu Long Petroleum Co., Ltd.	¥2,167 million	72.0	Investigation and exploration of oil resources
Idemitsu Petroleum Norge AS	NOK727,900 thousand	50.5	Investigation, exploration, development and sale of oil resources
Idemitsu Australia Resources Pty Ltd	A$106,698 thousand	100.0	Investigation, exploration, development and sale of coals

(Note) As of April 1, 2006, the operations of Idemitsu Gas & Life Co., Ltd., which had been a consolidated subsidiary of the Company, were integrated with those of the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd. Idemitsu Gas & Life Co., Ltd. was dissolved upon transfer of its operations to Astomos Energy Corporation (in which the Company has a 51% equity interest), a new company incorporated as a result of such integration. Astomos Energy Corporation has become an equity-method affiliate of the Company as a jointly controlled company as from the fiscal year under review.

(4) Future challenges to the Group

<Business conditions>

The Japanese economy is decelerating its expansion due to a slowdown in exports and a more moderate growth in private spending associated with sluggish growth in employees' income. However, active investment in plant and equipment is expected to continue due to stronger corporate revenue-generating bases and an increase in retirement lump sum grants due to the mass retirement of the baby boomers is expected to boost private spending. Thus, the Japanese economy is expected to recover gradually for the fiscal year ending March 31, 2008 while it remains solid.

On the other hand, crude oil prices are expected to remain in a high level for the time being due to higher geopolitical risks related to Iran's nuclear issue, a prospect for steady growth in global demand, specifically in the United States and Asia, a decline in supply capacities of the OPEC nations and concerns about product supplies arising from insufficient refining capacities globally, among others.

Demand for petroleum products in Japan has been decreasing due to the progresses of energy saving and improved efficiencies and conversion into alternative energy resources as a result of the raising of environmental awareness. Due to stricter environmental regulations, alternative energy resources for petroleum gaining more power and other factors, domestic demand may decline at an accelerated rate in the future.

With regard to petrochemical products, the domestic market remains in a high level due to the tightening of supply and demand resulting from active demand in Asia. Demand in Asia is expected to remain active. However, construction and additions of large-scale plants are under way in the Middle East and China and market conditions may become weak due to the weakness of supply-demand conditions in the future.

Furthermore, higher prices of petroleum and other resources have caused higher materials costs, which in return have increased costs of development of resources and investment in the environment and safety.

<Future challenges>

In May 2005, the Group instituted its second medium-term consolidated business plan covering the years from April 1, 2005 to March 31, 2009 with the aim of becoming a "company to contribute to the society through stable and sustainable growth".

Upon formulating business strategies, the Group categorized its businesses into three strategic divisions, as described below by segment:

		Business segment			
		Petroleum products	Petrochemical products	Oil exploration and production	Others
Strategic categories	Core businesses	· Fuel products · LPG · Crude oil shipping	· Basic chemicals	–	· Insurance sales · Service station products · Credit cards
	High value-added businesses	· Lubricants	· Performance chemicals · Engineering plastics · Plastics processed products	–	· Electronic materials · Agricultural Biotechnology · Engineering
	Resource businesses	–	–	· Oil exploration and production	· Coals · Uranium · Geothermal energy

For the fiscal year ended March 31, 2007, the second year of the plan, the Company achieved the initially targeted major management indicators, including operating income, net income, the rate of operating income on invested capital and the net debt/equity ratio, as listed below:

Management indicators	Year ended March 31, 2007	
	Plan	Actual
Operating income (including equity in earnings of affiliated companies)	¥110.0 billion	¥111.2 billion
Net income	¥36.0 billion	¥41.6billion
Rate of operating income on invested capital	8.0%	8.0%
Shareholders' equity ratio	23.0%	22.8%
Net debt/equity ratio (times)	1.5	1.3
Operating income of high value-added businesses (including equity in earnings of affiliated companies) (Share of total operating income)	¥22.0 billion (20%)	¥18.6 billion (17%)

For the fiscal years from April 1, 2007 to March 31, 2009, the last two years of its second medium-term consolidated business plan, the Company has revised the prerequisites and the revenue plan by taking into consideration the business conditions after the institution of the plan. Consequently, the Group holds up the following target management indicators to be achieved for the fiscal year ending March 31, 2009: operating income (including equity in earnings of affiliated companies): ¥109.0 billion; rate of operating income on invested capital: 7.6%; and net debt/equity ratio: 1.2 (the target management indicators for the fiscal year ending March 31, 2009 include an operating loss of ¥11.0 billion due to amendment to taxation). The Group will continue to adhere to its fundamental strategy of materializing stable and sustainable growth but will exert its efforts to deal with the following challenges, including the improvement of its business portfolio in response to changing environments:

(i) Strengthen the competitiveness of core businesses and make further responses to changes in the demand structure

Under severe business environments, such as a downward trend of the domestic demand for petroleum products and soaring crude oil prices, the Group will promote thorough rationalization and efficiency in business operations using marketing activities taking advantage of the Idemitsu's brand name, further reinforce business structures, and secure stable earnings. To support the basis of the management, the Company will increase in maintenance-related expenditures to reinforce safety measures and stable operations.

The Group has substantially reduced its fixed costs by shutting down two oil refineries in Hyogo and Okinawa as a preparative countermeasure against the declining demand for petroleum products in the future and has been maintaining full production at its remaining four refineries.

The Chiba and Tokuyama plants are, as the core companies in their respective industrial complex, promoting the bolstering of competitiveness in collaboration with neighboring companies. The Group will promote further integration of the oil refining and petrochemical operations and reinforce competitiveness with investment for ensuring energy saving and higher efficiency and corresponding to changes in demand structures.

In the service station retail division, the Company has established community-based sales networks with a simple distribution system in accordance with the policy of "consumer-oriented marketing" since the foundation of the Company. The Group will also make a further effort to continue to establish new self-service type service stations to pursue efficiency in the sales network and to reinforce profitability. Credit cards are important payment tool at service stations and for sales of LPG, providing customers with convenience. Credit card members generally purchase much more gasoline than customers that make cash purchases and are contributing to an increase in sales of gasoline. The number of Idemitsu credit card members was approximately 2.49 million at the end of the fiscal year ended March 31, 2007; especially, the number of "Idemitsu Card Mydo Plus" members reached 1.50 million at the end of January 2007, achieving the target set up at the start of the credit card business. The Group will positively promote the issuance of credit cards in order to improve customers' convenience, high-use of a service stations and profitability. The Group will also expand brand sales shares of fuel oil through accelerated shift to self-service stations and an increase in credit card members.

With respect to overseas business deployment, the Company decided on an equity participation of 10% in Laffan Refinery Co., Ltd. in Qatar in November 2006 to establish the strategic partnership with the country that accounts for about 20% of the Company's imports of crude oil. The Company will promote new business development in the future in the fields where the Group will be able to take advantage of its unique technologies and know-how cultivated in the petroleum products and petrochemical products businesses, in the areas such as oil-producing countries in the Middle East and Asia where energy demand is increasing.

(ii) Develop and strengthen differentiated product groups through aggressive allocations of resources to high value-added businesses

The Group has provided high value-added and highly unique products and solutions corresponding to customer needs, by further developing and combining technologies fostered in the oil refining and petrochemical fields. The Group will launch management resources into the fields where demand is expected to increase in the future. The Group will aggressively expand the high value-added businesses by cultivating and strengthening differentiated products and make them one of the mainstay businesses ranking with the core businesses and resource businesses.

With regard to lubricants business, the Company will further enhance development of differential products leveraging the Company's unique technologies. In addition, the Company intends to improve its global supply system to supply high performance lubricants having the same quality as in Japan and to promote the lubricants business mainly in China and India where demand is forecasted to increase further in the future. The Company is discussing to reinforce its facilities to blend lubricants in response to increasing demand in China. The Company aims to achieve and maintain a sales volume of 1.0 million KL per year in total for domestic and overseas markets including sales volume by overseas licensees in the fiscal year ending March 31, 2008.

As for performance plastics, the Company is running a joint company engaged in the manufacturing of polycarbonate plastics in Taiwan with Formosa Chemicals & Fibre Corporation. The Company will double the production capacity to an annual production capacity of 200,000 metric tons in the fiscal year ending March 31, 2008 for polycarbonate plastics for optical disks for which demand is expected to increase. Additionally, concerning syndiotactic polystyrene (SPS) developed by the Company, the Company restarted the internal production facilities (production capacity: 5,000 metric tons per year) at the Chiba Plant in October 2006, and is now discussing to bolster the production capacity further in order to respond to strong demand.

In the performance chemicals business, growth in demand is expected in adamantane, a material for ArF (argon fluoride) photoresist, and its derivatives for the manufacturing of next-generation semiconductors. In response to this prospect, the Company is constructing manufacturing facilities for adamantane at the Tokuyama Plant now and the facilities will be completed in September 2007. The facilities will adopt the high energy-saving manufacturing process that lowers environmental load by waste, which the Company developed and has patents for. Concerning about adamantane business, the Company will expand vertical integration from raw materials to intermediate products.

As for plastics processed products business, the Company will promote entries into the fields of high value-added products, including electronic materials and optical sheets and films, by utilizing its performance plastics.

With respect to the electronic materials business, the Company owns many patents for devices necessary for the commercialization of organic electroluminescence (EL) devices for which expansion in demand as the material for next-generation displays is expected. The Company is one of the major manufacturers of luminescence materials and is currently promoting joint development with Sony Corporation to ensure development of materials applicable to medium and large-sized displays. The Company will also promote development of high performance materials to meet a prospective demand for use in displays of cellular phones and small-sized TVs, and discuss investment for entry into device business.

(iii) Expand reserves and production volume from a medium- and long-term viewpoint for resources business

Amid the intensifying global competition for securing energy, the Company aims towards the stable supply of energy, as well as the enhancement of its earnings structure, through promoting a well-balanced resource development of coal and uranium, as well as petroleum. While resource prices and development costs have hiked sharply, the Company is making efforts to secure reserves and expand production from a medium- and long-term viewpoint, by taking a balance of risks and profitability.

With respect to oil exploration and production, the Group will continue actively to acquire new drilling sites mainly in Norway, the United Kingdom and Vietnam for securing reserves of oil and gas and will strive to improve profitability through the efficient operation and cost reduction of existing projects.

With regard to the coal business, the Company estimates that it owns approximately 200 million metric tons of reserves at its three mines in Australia as of the end of December 2006. The Company will pursue further expansion of production and efficient operations by developing untapped areas.

As for the uranium business, the Company has been advancing its final preparations towards a startup of operations at the Cigar Lake Mine in Canada (7.875% rights owned by the Company) but now is trying to recover relating to the flooding accident in 2006.

(iv) Strengthen activities for environmental issues from a long-term perspective

With growing importance of environment issue, the Group will strengthen R&D and establish new business focused on renewable energy which lowers environmental load, such as biofuel, green energy power generation and geothermal power generation. The Group will also discuss the possibility of creating new businesses to commercialize fuel cells and utilize hydrogen energy over the longer term.

In the field of agricultural biotechnology, the Group has expanded sales of agricultural materials and livestock materials, based on its technologies to produce and utilize microorganisms. In the future, the Group will expand its business scope in recyclable agriculture and greening to contribute to the global environment conservation and also develop new businesses.

(v) Reinforce and expand research and development divisions

The Company will promote the development of new attractive products and technologies capable of contributing to the environment, through upgrading further and combining its own technologies cultivated throughout the history of the Company towards sustaining the future growth of core businesses, as well as creating new high value-added businesses backed up by sophisticated technologies. In addition, the Company intends to implement research and development focusing on high performance materials, materials for energy storage and conversion and environmental and bio-related fields, aiming to continuously create new businesses from the long-term viewpoint. Furthermore, the Company will enhance its strategy for intellectual property by integrating business operations and R&D activities by setting up a patent network from the early phase of R&D and establish technological superiority. The Company will establish improved research and development systems through cultivating and assigning staff in the major fields described above.

(vi) Promote structural reform in businesses

The Group has continued to reform its business structures by aggressively promoting business alliances, aiming to secure industry-leading market shares, competitiveness and predominance in the fields where the Group is actively involved. The Group seeks further enhancement and expansion in each business, by maximizing the outcomes from business alliances, including the merits of expanded business scale and the synergy effects from business integration.

(vii) Promote corporate social responsibility (CSR)

Not to be limited to only the economic aspect of the realization of stable and sustainable growth and returns of interests, the Group aims to contribute to society in all aspects of business activities through securing safety and contributing to the global environment and by providing customers with goods, technologies and services which provide a sense of "safety, vitalization and satisfaction", aiming to be a company relied on by society. The Group is deeply committed to pursuing issues of "thorough compliance", "securing safety" and "deployment of activities to expand the Idemitsu brand".

The Company will steadily implement various measures under the above-mentioned business strategies to materialize stable and sustainable growth. The Company will also promote business developments more aggressively and exploit the potentials of its respective business categories to the fullest extent to "double the corporate value" of the Group.

The Company sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(5) Major businesses (as of March 31, 2007):

Business sector	Major business
Petroleum products	Import, refining, production and sale of crude oil, petroleum products, liquefied petroleum gas (LPG) and lubricants, and transportation and storage relating thereto
Petrochemical products	Production and sale of petrochemical products
Oil exploration and production	Investigation, exploration, development and sale of oil resources

Business sector	Major business
Other businesses	Investigation, exploration, development and sale of coal, uranium and geothermal energy; development, production and sale of electronic materials; design, construction, maintenance and management of petroleum-related facilities; sale of service station products; insurance sales business; credit card services

(6) Major business offices and plants (as of March 31, 2007):

(i) The Company

Category	Offices
Head office	1-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Refineries	Hokkaido (Tomakomai), Chiba (Ichihara), Aichi (Chita), Tokuyama (Shunan)
Petrochemical plants	Chiba (Ichihara), Tokuyama (Shunan)
Branch offices	Hokkaido (Sapporo), Tohoku (Sendai), Kanto No. 1 (Minato-ku, Tokyo), Kanto No. 2 (Saitama), Chubu (Nagoya), Hokuriku (Kanazawa), Kansai (Osaka), Chugoku (Hiroshima), Shikoku (Takamatsu), Kyushu (Fukuoka)
Overseas office	Middle East (Abu Dhabi)
Laboratories	Central Laboratory (Sodegaura), Business Laboratory (Ichihara), Chemical Development Center (Ichihara)

(ii) Subsidiaries

Name	Address
Idemitsu Tanker Co., Ltd.	3-4, Okubo 2-chome, Shinjuku-ku, Tokyo
Idemitsu Unitech Co., Ltd.	26-2, Shinkawa 1-chome, Chuo-ku, Tokyo
Idemitsu Oil & Gas Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Snorre Oil Development Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Cuu Long Petroleum Co., Ltd.	2-5, Toranomon 2-chome, Minato-ku, Tokyo
Idemitsu Petroleum Norge AS	Oslo, Norway
Idemitsu Australia Resources Pty Ltd	Brisbane, Australia

(7) Employees (as of March 31, 2007):

(i) Employees of the Group

Number of employees	Decrease/increase from the end of the previous fiscal year
7,474 (3,562)	- 263

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses separately.

(ii) Employees of the Company

Number of employees	Decrease/increase from the end of the previous fiscal year	Average years of age	Average length of service
4,582 (993)	+ 135	44 years and 11 months	23 years and 3 months

(Note) The number of employees is that of full-time employees: the number of part-time and temporary employees is shown in the parentheses as separately.

(8) Major lenders (as of March 31, 2007):

Lender	Debt payable
Sumitomo Mitsui Banking Corporation	¥111,016 million
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥92,097 million
The Sumitomo Trust & Banking Co., Ltd.	¥72,730 million
Japan Oil, Gas and Metals National Corporation	¥71,075 million
The Chuo Mitsui Trust and Banking Company, Limited	¥59,915 million
The Norinchukin Bank	¥50,040 million

(9) Other important matters concerning the current state of the Group:

Not applicable.

2. Current state of the Company

(1) Shares (as of March 31, 2007):

1) Total number of issuable shares: 109,000,000 shares
2) Total number of issued shares: 40,000,000 shares
3) Number of shareholders: 9,954 persons
4) Major shareholders:

Name	Shares of the Company held by major shareholders	
	Number of shares (thousand shares)	Shareholding ratio (%)
Nissho Kosan K.K.	6,780	16.95
Idemitsu Culture and Welfare Foundation	3,098	7.75
Idemitsu Employee Stockholders Committee	2,563	6.41
Idemitsu Museum of Arts Foundation	2,000	5.00
Japan Trustee Services Bank, Ltd. (Trust account)	1,747	4.37
The Master Trust Bank of Japan, Ltd. (Trust account)	1,742	4.36
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,285	3.21
Sumitomo Mitsui Banking Corporation	1,285	3.21
The Sumitomo Trust & Banking Co., Ltd.	1,285	3.21
Shosuke Idemitsu	932	2.33

(Note) The shareholding ratios are calculated by excluding the shares of treasury stock of the Company (8,697 shares).

(2) Stock acquisition rights, etc.:

Not applicable.

(3) Corporate officers:

(i) Directors and Statutory Auditors (as of March 31, 2007):

Position	Name	Duties or major profession
Chairman and Representative Director	Akira Idemitsu	
President and Representative Director	Akihiko Tembo	
Executive Vice President and Representative Director	Masao Harada	Assistant to President (Petrochemicals Business, Research and Development, Overseas and Supply and Demand, Manufacturing and Technology)
Executive Vice President and Representative Director	Yoshiaki Yoshioka	Assistant to President (Fuel Oil Business, External Affairs Management), responsible for retailing (Sales Department, Retail Control Department, Apollo Service Co., Ltd. and Idemitsu Credit Co., Ltd.)
Managing Director	Kyo Kusumoto	Responsible for General Safety and Environment Department, Global Environment Department, Manufacturing and Engineering (Manufacturing Department, Building Department, Engineering Department and Idemitsu Engineering Co., Ltd.) and Division Manager, Safety and Environmental Protection Headquarters
Managing Director	Tetsuo Nishimura	Responsible for Overseas and Supply and Demand (Overseas Department, Supply and Demand Department, Idemitsu Tanker Co., Ltd.)
Managing Director	Masakatsu Tanaka	Responsible for Petrochemicals Business (Chemicals Management Department, Basic Engineering Department, Performance Chemicals Department and Engineering Plastics Division and Idemitsu Unitech Co., Ltd.)

Position	Name	Duties or major profession
Managing Director	Kazuhisa Nakano	Responsible for Fuel Oil Business Sales (Industrial Energy Department, Energy Solutions Business Department, Lubricating Oil Department), New Business Promotion Department and Idemitsu Oil & Gas Co., Ltd.
Managing Director	Shuichi Omiya	Responsible for Research and Development (Research and Development Department, Intellectual Property Division, Agribio Department, Electronic Materials Department)
Managing Director	Kenichi Matsui	Responsible for IR Office, Accounting Department and Information Systems Department
Director	Atsuo Hashimoto	Responsible for Secretary's Office, Public Relations & Advertising Office, General Affairs Department and Personnel Department
Managing Director	Takatoshi Hiruma	General Manager, Corporate Planning Department
Full-time Statutory Auditor	Tetsuya Nagao	
Full-time Statutory Auditor	Munehiro Okuda	
Statutory Auditor	Masahiro Inoue	Masahiro Inoue Certified Tax Accountant Office, Representative Director of One World Co., Ltd. and Representative Director of Okunikko Konishi Hotel Co., Ltd.
Statutory Auditor	Koichi Kumazaki	
Statutory Auditor	Michihisa Ono	Iwama Ono Law Office

(Notes) 1. Statutory Auditors Masahiro Inoue and Koichi Kumazaki and Michihisa Ono are external auditors.

2. The important concurrent offices of the officers during the fiscal year

under review are described below:

- Full-time Statutory Auditor Tetsuya Nagao is concurrently serving as Statutory Auditor of Idemitsu Oil & Gas Co., Ltd.

- Full-time Statutory Auditor Munehiro Okuda is concurrently serving as Statutory Auditor of Astomos Energy Corporation.

3. Statutory Auditor Masahiro Inoue, who is qualified to practice as a certified tax accountant, has considerable knowledge of financing and accounting.

4. Statutory Auditor Koichi Kumazaki, who has had experience as an officer of a banking institution, has considerable knowledge of financing and accounting.

(ii) Total amount of remuneration, etc. payable to corporate officers:

Category	Number	Amount of remuneration, etc.
Directors (External Directors)	12 (0)	¥669 million
Statutory Auditors (External Statutory Auditors)	5 (3)	¥79 million (¥21 million)
Total	17	¥749 million

(Notes) 1. The amount of remuneration, etc. payable to the Directors does not include the portions of salaries and wages of employees concurrently serving as Directors.

2. In accordance with the resolution adopted at the 91st Ordinary General Meeting of Shareholders held on June 27, 2006, the Company paid the following retirement gratuities. The following amount is not included in the amount of remuneration, etc. payable to the Directors.

Retired Director (External Director)	One person (None)	¥65 million (-)

3. At the 91st Ordinary General Meeting of Shareholders held on June 27, 2006, the Company abolished the policy of retirement gratuities for Directors and Statutory Auditors and adopted a resolution that retirement gratuities be granted to the Directors and Statutory Auditors based on their respective terms of office up to the close of the Ordinary General Meeting of Shareholders when they retire as Directors or Statutory Auditors, respectively, as described below. Of the following amounts, the portion related to the fiscal year under review is included in the amount of remuneration, etc. payable to the Directors and Statutory Auditors:

Directors (External Director)	12 persons (None)	¥1,221 million (-)
Statutory Auditors (External Statutory Auditor)	Two persons (None)	¥38 million (-)

4. The maximum amount of remuneration of Directors was determined to be ¥1,200 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

5. The maximum amount of remuneration of Statutory Auditors was determined to be ¥120 million per annum by resolution of the 91st General Meeting of Shareholders held on June 27, 2006.

(iii) Matters concerning external officers:

(a) State of the external officers' concurrent holding of offices of executive directors, etc. for other companies and the Company's relationships with such other companies:

Statutory Auditor Masahiro Inoue is concurrently serving as Representative Director of One World Co., Ltd. and Okunikko Konishi Hotel Co., Ltd.. The Company has no special relationship with One World Co., Ltd. and Okunikko Konishi Hotel Co., Ltd.

(b) State of the external officers' concurrent holding of offices of external offices of other companies:

Not applicable.

(c) External officers' kinship with the executives of the Company or other businesses having specific relationships with the Company:

Not applicable.

(d) Major activities during the fiscal year under review:

Attendance at the meetings of the Board of Directors and the Board of Statutory Auditors:

		Board of Directors (23 meetings)		Board of Statutory Auditors (28 meetings)	
		Meetings attended	Rate of attendance	Meetings attended	Rate of attendance
Statutory Auditor	Masahiro Inoue	23	100%	27	96%
Statutory Auditor	Koichi Kumazaki	23	100%	26	93%
Statutory Auditor	Michihisa Ono	16	94%	19	90%

(Note) Statutory Auditor Michihisa Ono was elected at the 91st General Meeting of Shareholders held on June 27, 2006. After his assumption of office, 17 meetings of the Board of Directors and 21 meetings of the Board of Statutory Auditors were held, respectively, during the fiscal year under review.

Statutory Auditor Masahiro Inoue, principally from the taxation and accounting standpoint as a certified tax accountant, Statutory Auditor Koichi Kumazaki, principally from the a standpoint as an corporate management professional with broad experience as an officer of a banking institution, and Statutory Auditor Michihisa Ono, principally from a legal standpoint as an attorney at law, have respectively expressed their opinions and provided advice and recommendations for securing the properness of decision-making by the Board of Directors.

(e) Outline of the content of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law of Japan, the Company has entered into an agreement with each external Statutory Auditor to limit the liability for any damage as provided for in Article 423, paragraph 1 of the said law. The maximum liability amount under such agreement is an amount as provided for in laws or ordinances.

(4) Account auditors:

(i) Names of the account auditors:

The Fuji Accounting Office	(temporary account auditors)
MISUZU Audit Corporation	(temporary account auditors)

(Note) ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a business suspension punishment for the period of two months from July 1, 2006 through August 31, 2006 by the Financial Services Agency as of May 10, 2006. Consequently, ChuoAoyama Audit Corporation became disqualified as the account auditors of the Company and the Company, at the meeting of its Board of Statutory Auditors held on July 3, 2006, appointed The Fuji Accounting Office as temporary account auditors. The Company also appointed ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation) additionally as temporary account auditors as of September 1, 2006 upon the expiration of the business suspension period.

(ii) Amount of remuneration, etc. payable to the account auditors for the fiscal year under review:

	Amount paid	
	MISUZU Audit Corporation	The Fuji Accounting Office
Amount of remuneration, etc. payable to the account auditors for the fiscal year under review:	¥73 million	¥16 million
Total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries:	¥118 million	¥16 million

(Note) 1. The amount of remuneration, etc. payable to the account auditors for audits under the Corporation Law of Japan and the amount of remuneration, etc. payable for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors. Hence, the above amount of remuneration, etc. payable to the account auditors for the fiscal year under review includes both amounts.

2. The total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries includes remuneration for services (non-auditing services), which are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan, entrusted to MISUZU Audit Corporation.

3. Among the subsidiaries of the Company, Idemitsu Tanker Co., Ltd., Idemitsu Oil & Gas Co., Ltd., Idemitsu Snorre Oil Development Co., Ltd., Idemitsu Cuu Long Petroleum Co., Ltd., Idemitsu Petroleum Norge AS and Idemitsu Australia Pty Ltd are subject to audits by the audit firms other than the account auditors of the Company.

(iii) Content of non-auditing services:

The Company has paid the account auditors remuneration for listing assistance services, advisory services on internal control over financial reporting, etc. (non-auditing services) which are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(iv) Policy on the determination of dismissal and non-reappointment of the account auditors:

In the event that there arises any problem with the performance by the account auditors of their duties or otherwise the Board of Directors or the Board of Statutory Auditors considers it necessary, the Board of Directors or the Board of Statutory Auditors shall take a procedure to dismiss or not to reappoint the account auditors.

(5) Policy on the determination of distribution of retained earnings, etc.:

The Board of Directors of the Company considers the return of profits to its shareholders as one of the most important management issues and will continue to pay dividends on a constant basis to its shareholders after taking into due consideration the fulfillment of internal reserves for strategic investment to enhance its existing businesses and to develop future business operations, the improvement of its financial structure and balance with business performances.

The Company will utilize internal reserves for strategic investment to enhance its existing businesses and promote growth in the future while giving consideration to its financial structure, in an effort to enhance its corporate value and increase its shareholder value.

With regard to the dividends for the year ended March 31, 2007, the Company has determined to pay ¥150 per share. For the year ending March 31, 2008 and thereafter, the Company plans to pay dividends twice a year, as interim dividends and year-end dividends.

(6) Systems to secure the properness of business activities (so-called "internal control systems"):

The content of a resolution with regard to the establishment of systems of the Company to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and otherwise secure the properness of business activities of the Company is as described below:

(i) Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation:

(a) The Board of Directors shall, pursuant to the Regulations of the Board of Directors, determine important matters and supervise the execution of business.

(b) Pursuant to the Compliance Regulations, the Company shall establish a Compliance Committee to promote compliance activities.

(c) The Company shall make use of the Compliance Handbook that sets action guidelines on compliance with law to raise awareness of compliance.

(d) The Company shall make use of its Compliance Contact Offices established within and outside of the Company to help solve questions and problems with regard to compliance.

(e) The Internal Audit Office shall conduct audits to verify the appropriateness of business activities and the state of execution of business pursuant to the internal rules at each business division.

(ii) Systems concerning storage and management of information on the execution by the Directors of their duties:

Information on the execution by the Directors of their duties shall be stored and managed pursuant to the Regulations of the Board of Directors, the Document Handling Regulations, the Circular Decision Document Handling Regulations and other internal rules.

(iii) Regulations concerning management of exposure to the risk of loss and other systems:

(a) Pursuant to the Risk Management Regulations, the Company shall establish a Risk Management Committee to promote risk management activities.

(b) Pursuant to the Manual for Measures upon Outbreak of Crises and other internal rules, the Company shall take measures promptly and properly upon the outbreak of any serious crisis.

(c) The Company shall institute a Business Contingency Plan (BCP) for measures against an epicentral earthquake in the Tokyo metropolitan area, measures against a new type of influenza, etc., and exert group-wide efforts to implement, maintain and manage the BCP.

(d) Each business division shall, pursuant to the Self-Management Regulations, inspect risks to business by using the voluntary inspection list, etc.

(e) The Internal Audit Office shall, pursuant to the Internal Control Regulations, conduct audits to verify the state of risk management by each business division.

(iv) Internal control over financial reporting:

(a) The Company shall institute a group-wide internal control promotion project to establish a system to ensure reliability of financial reporting of the whole Group.

(b) To implement the "system of evaluation and audit of internal control over financial reporting" as from the fiscal year ending March 31, 2009, the Company shall keep track of the state of development of internal control, record and keep on file the results thereof and evaluate and improve the effectiveness thereof.

(v) Severance of all relations with antisocial forces:

(a) The Company shall deal with any person or group, including any crime syndicate and corporate racketeer, who engages in antisocial activities, violence and illegitimate demand in a resolute attitude and sever all relations therewith.

(b) In the event that any antisocial force sets on, the Company shall resolutely refuse without giving in and act properly pursuant to the Manual for Measures against Antisocial Forces.

(vi) Systems to secure efficient execution by the Directors of their duties:

(a) To secure efficient execution of business, the Company shall have Executive Officers.

(b) Pursuant to the Regulations of Duties and Powers and the Regulations of Execution of Business, the Company shall clearly define the roles and authorities of the Board of Directors, Representative Directors and other Directors.

(c) As an organ to discuss and deliberate on management strategies and managerial issues of the whole Group and each business division, the Company shall establish a Management Committee comprised of the President acting as chairman and other members appointed by the chairman, which shall meet twice a month, in principle.

(vii) Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries:

(a) In the Affiliated Companies Management Regulations, the Company shall specify affiliated companies under direct control of the President and affiliated companies for which each relevant division shall be responsible, to clearly define responsibilities for business administration.

(b) In the Affiliated Companies Management Regulations, the Company shall provide a fundamental policy to the effect that "transactions with affiliated companies shall be based on market prices, in principle", to prevent conflicts of interest.

(c) In the Affiliated Companies Management Regulations, the Company shall provide for the rules for assumption of office of directors and statutory auditors of affiliated companies, pursuant to which the Directors of the Company shall not assume office of directors of its affiliated companies, in principle.

(d) The Internal Audit Office shall conduct audits of affiliated companies pursuant to the Internal Audit Regulations.

(e) The Company shall allow the employees of affiliated companies to make use of its Compliance Contact Offices established within and outside of the Company to help solve questions and problems with regard to compliance.

(viii) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof:

The Company shall, upon request from the Statutory Auditors, assign its employees as Statutory Auditors' staff to assist the Statutory Auditors to execute their duties.

(ix) Matters concerning the independence of the employees set forth in (viii) above from the Directors:

(a) The final decision on personnel changes, evaluations, etc. of the Statutory Auditors' staff shall be subject to consent of the Statutory Auditors, which shall be provided for in the internal rules of the Personnel Department.

(b) In the Regulations of Segregation of Duties, the Company shall provide for the duties of the Statutory Auditors' staff.

(x) System for reporting by the Directors and employees to the Statutory Auditors (the Board of Statutory Auditors) and other systems for reporting to the Statutory Auditors:

(a) The Directors, the head of each business division and the head of the corporate staff division shall, pursuant to the Regulations of Execution of Business, report the specified matters to the Statutory Auditors.

(b) The Internal Audit Office shall, pursuant to the Internal Audit Regulations, report the results of audits to the Statutory Auditors.

(c) The Compliance Committee shall periodically report the state of consultations and measures at the Compliance Contact Offices to the Statutory Auditors.

(xi) Other systems to ensure effective audits by the Statutory Auditors (the Board of Statutory Auditors):

(a) The Representative Directors shall hold a periodic meeting with the Statutory Auditors quarterly.

(b) The Internal Audit Office shall closely coordinate and cooperate with the Statutory Auditors and the account auditors with regard to internal audit schedules, visiting audits, etc.

(7) Fundamental policy as provided for in Article 127 of the Regulations to Enforce the Corporation Law of Japan:

The Company has exerted its efforts to attain constant and sustainable growth to secure and enhance the corporate value of the Group and the common interests of its shareholders.

Hence, in the event that any party engages in any large purchase action with regard to the shares of the Company and consequently, it threatens to prejudice the corporate value of the Group and the common interests of its shareholders, it is the Company's fundamental policy to take any appropriate measure to the extent permitted by laws or ordinances and the Articles of Incorporation.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

	(million yen)
ASSETS	**2,333,129**
Current assets:	**1,013,910**
Cash and deposit	107,580
Trade notes receivable and accounts receivable - trade	413,738
Securities	14,983
Inventories	335,582
Deferred tax assets	14,663
Other current assets	128,680
Allowance for doubtful accounts	(1,318)
Fixed assets:	**1,319,218**
Tangible fixed assets	**1,043,697**
Buildings and structures	145,285
Oil tanks	16,610
Machinery, equipment and vehicles	233,036
Lands	622,355
Construction in progress	15,994
Other tangible fixed assets	10,413
Intangible fixed assets	**34,931**
Goodwill	6,697
Mining rights	12,839
Other intangible fixed assets	15,394
Investment and other assets	**240,589**
Investment securities	156,667
Long-term loans receivable	8,063
Deferred tax assets	21,964
Other investments	55,568
Allowance for doubtful accounts	(1,674)
TOTAL ASSETS	**2,333,129**

	(million yen)
LIABILITIES	1,771,752
Current liabilities:	1,027,767
Trade notes and accounts payable – trade	301,988
Short-term borrowings	329,813
Current portion of bonds	12,500
Accounts payable – other	291,621
Accrued corporate taxes	28,919
Deferred tax liabilities	1,919
Allowance for bonuses	7,787
Other current liabilities	53,216
Long-term liabilities:	743,984
Bonds	73,000
Long-term debt	418,982
Deferred tax liabilities	28,939
Deferred tax liabilities upon revaluation	103,563
Retirement allowances for employees	58,715
Reserve for repair works	26,983
Other long-term liabilities	33,800
NET ASSETS	561,373
Shareholders' equity	365,025
Common stock	108,606
Additional paid-in capital	71,140
Retained earnings	185,379
Treasury stocks	(101)
Valuation and translation adjustments	167,761
Unrealized holding gains on other securities	15,180
Deferred gains on hedges	3,949
Revaluation difference of lands	146,734
Translation adjustments	1,896
Minority Interests	28,590
TOTAL LIABILITIES AND NET ASSETS	2,333,129

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007)

(million yen)

Net sales	3,394,738
Cost of sales	3,061,781
Gross profit	332,957
Selling, general and administrative expenses	230,144
Operating income	102,813
	28,491
Non-operating income	
Interest income	3,270
Dividend income	4,820
Foreign exchange gain	8,333
Investment profit on equity method	8,351
Other income	3,715
Non-operating expenses	23,767
Interest expenses	17,399
Sundry loss	6,368
Ordinary income	107,536
Extraordinary gain	7,656
Gain on sale of fixed assets	5,250
Gain on insurance claims	1,253
Others	1,151
Extraordinary expenses	16,390
Impairment loss on fixed assets	8,648
Loss on sale of fixed assets	350
Loss on disposal of fixed assets	5,360
Others	2,032
Income before income taxes	98,802
Corporate, inhabitant and enterprise taxes	48,802
Income taxes-deferred	5,333
Minority interests	3,074
Net income	41,591

Consolidated Statement of Changes in Shareholders' Equity, Etc.
(April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stocks	Total Shareholders' equity
Balance at March 31, 2006	51,388	12,535	144,914	-	208,838
Change during the year					
Issuance of new shares	57,218	57,205			114,423
Distribution of retained earnings (Note)			(1,502)		(1,502)
Net income			41,591		41,591
Change in scope of consolidation			(457)		(457)
Increase in gains on the disposal of treasury stocks		1,399			1,399
Acquisition of treasury stocks				(108)	(108)
Disposal of treasury stocks		0		6	6
Reversal of revaluation difference of lands			833		833
Change in items other than shareholders' equity during the year (net)					
Net increase/decrease during the year	57,218	58,605	40,464	(101)	156,186
Balance at March 31, 2007	108,606	71,140	185,379	(101)	365,025

	Valuation and translation adjustments					Minority interests	Total net assets
	Unrealized holding gains on other securities	Deferred gains on hedges	Revaluation difference of lands	Translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2006	16,599	-	147,799	(4,521)	159,876	31,524	400,240
Change during the year							
Issuance of new shares							114,423
Distribution of retained earnings (Note)							(1,502)
Net income							41,591
Change in scope of consolidation							(457)
Increase in gains on the disposal of treasury stocks			1,399				1,399
Acquisition of treasury stocks							(108)
Disposal of treasury stocks							6
Reversal of revaluation difference of lands			(833)		(833)		-
Change in items other than shareholders' equity during the year (net)	(1,418)	3,949	(231)	6,417	8,717	(2,934)	5,783
Net increase/decrease during the year	(1,418)	3,949	(1,064)	6,417	7,884	(2,934)	161,136
Balance at March 31, 2007	15,180	3,949	146,734	1,896	167,761	28,590	561,376

(Note) Item for appropriation of retained earnings at the Ordinary General Meeting of Shareholders held on June 27, 2006

Notes to Consolidated Financial Statements

1. Important matters forming the basis of preparation of consolidated financial statements

(1) Matters concerning the scope of consolidation

(i) Consolidated subsidiaries:

- Number of consolidated subsidiaries: 55 companies
- Names of major consolidated subsidiaries:

Idemitsu Tanker Co., Ltd.
Idemitsu Unitech Co., Ltd.
Idemitsu Oil & Gas Co., Ltd.
Idemitsu Snorre Oil Development Co., Ltd.
Idemitsu Cuu Long Petroleum Co., Ltd.
Idemitsu Petroleum Norge AS
Idemitsu Australia Resources Pty Ltd

(ii) Non-consolidated subsidiaries

- Names of major non-consolidated subsidiaries:

Apollo 22 Co., Ltd.
Idemitsu Fine Oil Co., Ltd.

- Reason for excluding the non-consolidated subsidiaries from the scope of consolidation:

The scale of business conducted by each of the non-consolidated subsidiaries is small, and the total assets, net sales, net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each non-consolidated subsidiary do not have a material impact on the consolidated financial statements.

(iii) Company in which the Company holds a majority of voting rights but which is not treated as a subsidiary:

- Name of the company: Astomos Energy Corporation
- Reason for not treating it as a subsidiary: Astomos Energy Corporation has been determined to be a jointly controlled company pursuant to Article 175 of the "Implementation Guidance on the Accounting Standard for Business Combinations and the Accounting Standard for Business Divestitures" (the Accounting Standards Board of Japan Accounting Standard Implementation Guidance No. 10) and excluded from the scope of consolidation to apply the accounting method similar to the equity method.

(2) Matters concerning the application of the equity method

(i) Non-consolidated subsidiaries to which the equity method is applied

- Number of non-consolidated subsidiaries or affiliates to which the equity method is applied: 15 companies

- Names of the major companies: Astomos Energy Corporation
  Idemitsu Credit Co., Ltd.
  PS Japan Corporation
  Prime Polymer Co., Ltd.

(ii) Non-consolidated subsidiaries and affiliates to which the equity method is not applied:

- Names the major companies: Idemitsu Bulk Terminal Co., Ltd.
  Keiyo Seaberth Co., Ltd.

- Reason for not applying the equity method to such companies:

  The net income or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest) of each company have no significant impact on the consolidated financial statements and is of no importance in general.

(iii) Special matter concerning the procedure to apply the equity method:

With regard to the equity method companies whose balance sheet dates do not correspond to the consolidated balance sheet date, the financial statements for the fiscal years of the respective equity method companies are used.

(3) Matters concerning changes in the scope of consolidation and the scope of application of the equity method

(i) Change in the scope of consolidation:

As from the fiscal year under review, one company is newly included in the scope of consolidation and nine companies are excluded from the scope of consolidation, as described below:

- Inclusion in consolidation: Idemitsu Lube (Singapore) Pte. Ltd.

  As from the fiscal year under review, Idemitsu Lube (Singapore) Pte. Ltd., which has been a non-consolidated subsidiary to which the equity method is applicable, is newly included in the scope of consolidation due to the importance thereof.

- Exclusion from consolidation: Idemitsu Gas & Life Co., Ltd.
Apollo Home Gas Tohoku Co., Ltd.
Apollo Home Gas Kanto Co., Ltd.
Apollo Home Gas Kansai Co., Ltd.
Apollo Home Gas Chubu Co., Ltd.
Apollo Home Gas Minami Kyushu Co., Ltd.
Idemitsu Home Gas Appliance Co., Ltd.
Kyusyu Nenryo Co., Ltd.
Doto Apollo Kohatsu Co., Ltd.

As of April 1, 2006, the operations of Idemitsu Gas & Life Co., Ltd. were integrated with those of the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd., and Astomos Energy Corporation was incorporated as a result of such integration. Astomos Energy Corporation, which has become an equity-method affiliate of the Company as a jointly controlled company, is excluded from the scope of consolidation. The above-listed eight subsidiaries of Astomos Energy Corporation, which have become subsidiaries of the affiliate of the Company, are excluded from the scope of consolidation.

(ii) Change in the scope of application of the equity method

As from the fiscal year under review, two companies are newly included in the scope of application of the equity method and one non-consolidated subsidiary is excluded from the scope of application of the equity method, as described below:

- Inclusion in equity method companies: Astomos Energy Corporation

As of April 1, 2006, the operations of Idemitsu Gas & Life Co., Ltd., which had been a consolidated subsidiary, were integrated with those of the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd., and Astomos Energy Corporation was incorporated as a result of such integration. Astomos Energy Corporation, which has become an affiliate of the Company as a jointly controlled company, is included in the scope of application of the equity method.

	Tarrawonga Coal Sales Pty Ltd
	As a result of the acquisition, Tarrawonga Coal Sales Pty Ltd is included in the scope of application of the equity method.
• Exclusion from equity method companies:	Idemitsu Lube (Singapore) Pte. Ltd.
	As from the fiscal year under review, Idemitsu Lube (Singapore) Pte. Ltd. is excluded from the scope of application of the equity method and newly included in the scope of consolidation due to the importance thereof.

(4) Matters concerning the fiscal years of consolidated subsidiaries

With regard to any consolidated subsidiary whose balance sheet date does not correspond to the consolidated balance sheet date, the financial statements for the fiscal year of such any consolidated subsidiary are used.

However, with regard to any important transaction that took place after the end of the relevant fiscal year and prior to the consolidated balance sheet date, necessary adjustments are made for the purpose of preparation of the consolidated financial statements.

(5) Notes on accounting standards

(i) Valuation of major assets

(a) Basis and method of valuation of securities:

Bonds to be held to maturity:	At amortized cost (straight-line method)
Subsidiaries' stock and affiliate stock:	At cost, determined by the moving average method
Other securities:	
• Those with market value:	At market value, which is determined by the average of the closing market prices for one month prior to the close of the fiscal year. Revaluation differences are all transferred directly to net assets.
	Acquisition costs, which shall be compared with market value, are determined by the moving average method, in principle.
• Those without market value:	At cost, determined by the moving average method

- Contributions to anonymous associations: Amounts equivalent to the share in property of the associations are reported.

(b) Basis and method of evaluation of inventories:

At cost, determined by the last-in, first-out method (in part, by lower of cost or market), in principle

(c) Basis and method of evaluation of derivatives:

At market value

(ii) Method of depreciation of important depreciable assets:

(a) Tangible fixed assets: Declining balance method is principally employed by the Company and its domestic consolidated subsidiaries; provided, however, that the straight-line method is applicable to the buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998. Straight-line method is principally employed by its overseas consolidated subsidiaries.

(b) Intangible fixed assets: Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(iii) Method of treatment of deferred assets:

Stock issue costs: Stock issue costs are booked in full as costs at the time of defrayal.

(iv) Basis for accounting for important allowances and reserves:

(a) Allowance for doubtful accounts: To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(b) Allowance for bonuses: To meet the payment of bonuses to employees, the Company sets aside the portion for each current fiscal year of an estimated amount of bonuses to be paid in the future.

(c) Retirement allowances for employees: To meet the payment of retirement benefits to employees, the Company provides an amount estimated to accrue at the close of each current fiscal year, based on the estimated retirement benefit obligations and pension plan assets as of the close of each such current fiscal year.

The difference upon the change of accounting standards for employee retirement benefits after the creation of the retirement benefits trust is treated as expenses equally for seven years and actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the fiscal year next following the fiscal year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

(d) Reserve for repair works: To meet the payment for repair expenses in the future, the Company sets aside the portion for each current fiscal year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment and vessels that require periodic repairs in the future.

(v) Accounting treatment of important lease transactions:

The Company and its domestic consolidated subsidiaries treat finance lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, by applying an accounting method similar to the accounting method for regular lease transactions.

The overseas consolidated subsidiaries treat such finance lease transactions by applying an accounting method similar to the accounting method for regular sales transactions, in principle.

(vi) Method of important hedge accounting:

(a) Method of hedge accounting: Deferral hedge accounting is applicable.

(b) Hedging instruments and hedged items:

Hedging instruments: Forward exchange contracts, foreign currency debts payable, currency option transactions, crude oil and petroleum products swap transactions, futures transactions, interest rate swaps, and option transactions

Hedged items: Foreign currency receivables and payables, foreign currency investment securities, crude oil and petroleum products, and debts payable

(c) Hedging policy: The Company and some of its consolidated subsidiaries, in accordance with their respective rules, carry out hedge transactions within the scope of actual requirements to hedge risk of price changes, interest rate and currency fluctuations with regard to the hedged items.

Trading volumes in interest rate swaps and forward exchange contracts are limited within actual requirements.

(d) Method of evaluating the effectiveness of a hedge:

The method of evaluating the effectiveness of a hedge is to confirm the compliance of the hedging instruments with the hedged items.

No evaluation is made as to the effectiveness of any transaction in which important conditions are common for the hedged assets and liabilities or scheduled transactions and price changes or cash flow changes are assumed in advance to be offset upon the commencement of the hedging and continue to be offset thereafter.

(vii) Other important matters forming the basis of preparation of consolidated financial statements:

Accounting treatment of consumption taxes, etc.:

Consumption taxes and local consumption taxes are excluded from each account subject to such taxes.

(6) Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries:

A method of complete evaluation by market prices is applicable.

(7) Amortization of goodwill:

Goodwill is amortized in equal amounts over five years or 20 years.

(8) As from the fiscal year under review, consolidated financial statements are prepared pursuant to the Regulations on Corporate Accounts (Ministry of Justice Ordinance No. 13, promulgated on February 7, 2006).

(9) Changes in the accounting policies:

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥528,836 million.

(Accounting Standard for Business Combinations)

As from the fiscal year under review, the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combination and the Accounting Standard for Business Divestitures" (ASBJ Accounting Standard Implementation Guidance No. 10, December 27, 2005) are applicable.

2. Notes on the consolidated balance sheet

(1) Assets pledged:

(i) Factory foundation mortgage:

Buildings and structures	¥82,353 million
Oil tanks	¥13,663 million
Machinery, equipment and vehicles	¥139,253 million
Lands	¥582,522 million
Sub total	¥817,791 million

(ii) Other pledges:

Investment securities	¥255 million
Sub total	¥255 million
Total	¥818,046 million

Secured liabilities:

Long-term debt (including the current portion thereof)	¥408,206 million

(2) Accumulated depreciation of tangible fixed assets ¥1,753,554 million

(3) Contingent liabilities:

Guarantee of obligations	¥9,161 million
Management directive memorandums	¥2,903 million
Total	¥12,065 million

(4) Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deferred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in net assets as "revaluation difference of lands".

(i) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(ii) Revaluation date: March 31, 2002

(iii) Difference of the market value as at the end of the fiscal year under review of the lands revaluated and the book value thereof after such revaluation:

(¥135,776 million)

3. Notes on the consolidated statement of shareholders' equity, etc.

(1) Matters concerning the total number of issued shares

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	27,321 thousand shares	12,678 thousand shares	-	40,000 thousand shares

(Notes) 1. Of the increased number of the issued shares of common stock, 11,521 thousand shares were increased as a result of a capital increase through the public offering thereof for subscription.

2. Of the increased number of the issued shares of common stock, 1,157 thousand shares were increased as a result of a capital increase through the allocation thereof to third parties.

(2) Matters concerning the number of shares of treasury stock

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	-	9 thousand shares	0 share	8 thousand shares

(Note) The number of shares of treasury stock increased as a result of the requests for purchases of less-than-one-unit shares and the number of shares of treasury stock decreased as a result of the requests for additional purchases of less-than-one-unit shares.

(3) Matters concerning the distribution of retained earnings

(i) Amount of payment for dividends, etc.:

Matters concerning the dividends by resolution of the 91st Ordinary General Meeting of Shareholders held on June 27, 2006:

- Aggregate amount of dividends ¥1,502 million
- Amount of dividend per share ¥55
- Record date March 31, 2006
- Effective date June 28, 2006

(ii) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year:

The following matters were determined at the meeting of the Board of Directors held on May 8, 2007:

• Aggregate amount of dividends	¥5,998 million
• Amount of dividend per share	¥150
• Record date	March 31, 2007
• Effective date	June 7, 2007

4. Notes on the information per share

(1)	Net assets per share:	¥13,322.56
(2)	Net income per share:	¥1,268.61

BALANCE SHEET
(As of March 31, 2007)

	(million yen)
ASSETS	2,110,475
Current assets:	893,980
Cash and deposit	58,921
Trade notes receivable	870
Accounts receivable – trade	375,559
Securities	14,983
Merchandise and goods	100,303
Merchandise in progress	53,448
Crude oil	133,757
Raw materials	1,516
Supplies	19,974
Advances	243
Prepaid expense	1,417
Short-term loans receivable	31,474
Accounts receivable – other	80,588
Deferred tax assets	13,627
Other current assets	8,954
Allowance for doubtful accounts	(1,660)
Fixed assets:	1,216,494
Tangible fixed assets	935,948
Buildings	63,627
Structures	63,715
Oil tanks	16,610
Machinery and equipment	155,015
Vehicles and transportation equipment	714
Tools, furniture and fixtures	4,701
Lands	625,102
Construction in progress	6,459
Intangible fixed assets	11,047
Patents	1,272
Leasehold rights	8,753
Software	513
Other intangible fixed assets	507
Investments and other assets:	269,499
Investment securities	78,932
Investments in shares of affiliates	124,573
Equity contribution	334
Capital stock of affiliates	959
Long-term loans receivable	12,160
Deferred tax assets	18,423
Other investments	35,473
Allowance for doubtful accounts	(1,358)
TOTAL ASSETS	2,110,475

	(million yen)
LIABILITIES	1,658,052
Current liabilities:	966,082
Trade notes and accounts payable - trade	264,946
Short-term borrowings	311,160
Current portion of bonds	12,500
Accounts payable – other	294,332
Accrued corporate taxes	11,977
Accrued consumption taxes	4,743
Accrued expenses	3,726
Advances received	13,145
Income in advance	135
Deposit received	40,101
Allowance for bonuses	6,465
Other current liabilities	2,848
Long-term liabilities:	691,969
Bonds	73,000
Long-term debt	412,778
Deferred tax liabilities upon revaluation	103,563
Retirement allowances for employees	57,652
Reserve for repair works	26,135
Other long-term liabilities	18,839
NET ASSETS	452,423
Shareholders' equity	288,685
Common stock	108,606
Additional paid-in capital	67,609
Capital reserve	57,245
Other additional paid-in capital	10,363
Retained earnings	112,570
Retained earnings reserve	1,081
Other retained earnings	111,489
Reserve for special depreciation	853
Reserve for loss on overseas investment, etc.	634
Reserve for deferred income tax on fixed assets	30,748
Retained earnings carried forward	79,254
Treasury stocks	(101)
Valuation and translation adjustments	163,738
Unrealized holding gains on other securities	14,324
Deferred gains on hedges	2,679
Revaluation difference of lands	146,734
TOTAL LIABILITIES AND NET ASSETS	2,110,475

STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007)

(million yen)

Net sales	3,107,842
Cost of sales	2,845,199
Gross profit	262,643
Selling, general and administrative expenses	204,315
Operating income	58,327
Non-operating income	17,846
Interest income	1,144
Dividend income	5,107
Foreign exchange gain	8,703
Other non-operating income	2,891
Non-operating expenses	22,193
Interest expenses	16,143
Other non-operating expenses	6,049
Ordinary income	53,981
Extraordinary gain	2,805
Income from sale of fixed assets	877
Insurance	1,253
Other special income	674
Extraordinary expenses	15,837
Impairment loss on fixed assets	8,012
Loss on sale of fixed assets	345
Loss from disposition of fixed assets	5,193
Valuation loss on securities in affiliates	2,058
Other special loss	226
Income before income taxes for the year	40,949
Corporation taxes, inhabitant taxes and enterprise taxes	15,008
Adjustment corporate taxes, etc.	3,130
Net income	22,811

Statement of Changes in Shareholders' Equity, Etc.

(April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity										
		Additional paid-in capital			Retained earnings						
						Other retained earnings					
	Common stock	Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Reserve out of income	Reserve for special depreciation	Reserve for loss on overseas investment, etc.	Reserve for deferred income tax on fixed assets	Reserve for preferred dividends	Retained earnings carried forward	Total retained earnings
Balance at March 31, 2006	51,388	40	10,363	10,403	930	1,551	553	32,663	756	53,972	90,428
Change during the year											
Issuance of new shares	57,218	57,205		57,205							
Distribution of retained earnings (Note)					150					(1,652)	(1,502)
Net income										22,811	22,811
Acquisition of treasury stocks											
Disposal of treasury stocks			0	0							
Funding of other retained earnings (Note)								3,124		(3,124)	-
Funding of other retained earnings							106	2,440		(2,546)	-
Reversal of other retained earnings (Note)						(349)	(11)	(3,799)	(756)	4,916	-
Reversal of other retained earnings						(349)	(13)	(3,680)		4,043	-
Reversal of revaluation difference of lands										833	833
Change in items other than shareholders' equity during the year (net)											
Total change during the year	57,218	57,205	0	57,205	150	(698)	80	(1,915)	(756)	25,281	22,142
Balance at March 31, 2007	108,606	57,245	10,363	67,609	1,081	853	634	30,748	-	79,254	112,570

(million yen)

	Shareholders' equity		Valuation and translation adjustments				
	Treasury stocks	Total shareholders' equity	Unrealized holding gains on other securities	Deferred gains on hedges	Revaluation difference of lands	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2006	-	152,220	15,558	-	147,799	163,357	315,578
Change during the year							
Issuance of new shares		114,423					114,423
Distribution of retained earnings (Note)		(1,502)					(1,502)
Net income		22,811					22,811
Acquisition of treasury stocks	(108)	(108)					(108)
Disposal of treasury stocks	6	6					6
Funding of other retained earnings (Note)							-
Funding of other retained earnings							-
Reversal of other retained earnings (Note)							-
Reversal of other retained earnings							-
Reversal of revaluation difference of lands		833			(833)	(833)	-
Change in items other than shareholders' equity during the year (net)			(1,234)	2,679	(231)	1,214	1,214
Total change during the year		136,464	(1,234)	2,679	(1,064)	380	136,845
Balance at March 31, 2007	(101)	288,685	14,324	2,679	146,734	163,738	452,423

(Note) Item for appropriation of retained earnings at the Ordinary General Meeting of Shareholders held on June 27, 2006

1. Matters concerning significant accounting policies

(1) Basis and method of valuation of assets:

(i) Basis and method of valuation of securities:

a. Bonds to be held to maturity: At amortized cost (straight-line method)

b. Affiliate stock: At cost, determined by the moving average method

c. Other securities:

- Those with market value: At market value, which is determined by the average of the closing market prices for one month prior to the close of the fiscal year. Revaluation differences are all transferred directly to net assets.
  Acquisition costs, which shall be compared with market value, are determined by the moving average method.

- Those without market value: At cost, determined by the moving average method

- Contributions to anonymous associations:
  Amounts equivalent to the share in property of the associations are reported.

(ii) Basis and method of evaluation of inventories:

a. Merchandise and goods (excluding those to arrive): At cost, determined by the last-in, first-out method

b. Crude oil (excluding crude oil to arrive): Lower of cost or market, determined by the last-in, first-out method

c. Goods to arrive and crude oil to arrive: At cost, determined by the identified cost method

d. Raw materials: At cost, determined by the periodic average method

e. Supplies: At cost, determined by the moving average method

(iii) Basis and method of evaluation of derivatives:

At market value

(2) Method of depreciation of fixed assets:

(i) Tangible fixed assets: Declining balance method; provided, however, that the straight-line method is applicable to the buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998.

(ii) Intangible fixed assets: Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Method of treatment of deferred assets:

Stock issue costs: Stock issue costs are booked in full as costs at the time of defrayal.

(4) Basis for accounting for allowances and reserves:

(i) Allowance for doubtful accounts: To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses: To meet the payment of bonuses to employees, the Company sets aside the portion for each current fiscal year of an estimated amount of bonuses to be paid in the future.

(iii) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount estimated to accrue at the close of each current fiscal year, based on the estimated retirement benefit obligations and pension plan assets as of the close of each such current fiscal year.

The difference upon the change of accounting standards for employee retirement benefits after the creation of the retirement benefits trust is treated as expenses equally for seven years and actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the fiscal year next following the fiscal year when such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

(iv) Reserve for repair works: To meet the payment for repair expenses in the future, the Company sets aside the portion for each current fiscal year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment and vessels that require periodic repairs in the future.

(5) Accounting treatment of lease transactions:

The Company treats finance lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, by applying an accounting method similar to the accounting method for regular lease transactions.

(6) Method of important hedge accounting:

(i) Method of hedge accounting: Deferral hedge accounting is applicable.

(ii) Hedge instruments and hedged items:

Hedge instruments: Forward exchange contracts, foreign currency debts payable, currency option transactions, crude oil and petroleum products swap transactions, futures transactions, interest rate swaps, and option transactions

Hedge items: Foreign currency receivables and payables, foreign currency investment securities, crude oil and petroleum products, and debts payable

(iii) Hedging policy: The Company, in accordance with its rules, carries out hedge transactions within the scope of actual requirements to hedge risk of price changes, interest rate and currency fluctuations with regard to the hedged items. Trading volumes in interest rate swaps and forward exchange contracts are limited within actual requirements.

(iv) Method of evaluating the effectiveness of a hedge:

The method of evaluating the effectiveness of a hedge is to confirm the compliance of the hedging instruments with the hedged items.
No evaluation is made as to the effectiveness of any transaction in which important conditions are common for the hedged assets and liabilities or scheduled transactions and price changes or cash flow changes are assumed in advance to be offset upon the commencement of the hedging and continue to be offset thereafter.

(7) Other important matters forming the basis of concerning preparation of financial statements:

Accounting treatment of consumption taxes, etc.:

Consumption taxes and local consumption taxes are excluded from each account subject to such taxes.

(8) As from the fiscal year under review, financial statements are prepared pursuant to the Regulations on Corporate Accounts (Ministry of Justice Ordinance No. 13, promulgated on February 7, 2006).

(9) Changes in the accounting policies:

Accounting Standard for Presentation of Net Assets in the Balance Sheet:

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥449,743 million.

(Accounting Standard for Business Combinations)

As from the fiscal year under review, the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combination and the Accounting Standard for Business Divestitures" (ASBJ Accounting Standard Implementation Guidance No. 10, December 27, 2005) are applicable.

2. Notes to the balance sheet

(1) Assets pledged

(i) Factory foundation mortgage:

Buildings	¥42,262 million
Structures	¥40,091 million
Oil tanks	¥13,663 million
Machinery and equipment	¥138,608 million
Vehicles and transportation equipment	¥164 million
Tools, furniture and fixtures	¥481 million
Lands	¥582,522 million
Sub total	¥817,791 million

(ii) Other pledges:

Investment securities	¥255 million
Sub total	¥255 million
Total	¥818,046 million

Secured liabilities:

Long-term debt (including the current portion thereof)	¥408,206 million

(2) Accumulated depreciation of tangible fixed assets ¥1,556,603 million

(3) Contingent liabilities:

Guarantee of obligations	¥22,648 million
Management directive memorandums	¥2,903 million
Total	¥25,551 million

(4) Receivables from associates and payables to associates:

(i) Short-term receivables from associates: ¥135,727 million

(ii) Long-term receivables from associates: ¥11,795 million

(iii) Short-term payables to associates: ¥48,078 million

(iv) Long-term payables to associates: ¥571 million

(5) Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, the Company's lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deferred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in net assets as "revaluation difference of lands".

(i) Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

(ii) Revaluation date: March 31, 2002

(iii) Difference of the market value as at the end of the fiscal year under review of the lands revaluated and the book value thereof after such revaluation:

(¥135,776 million)

3. Notes on the statement of income

Transactions with associates:

(i)	Sales:	¥407,915 million
(ii)	Purchases:	¥176,006 million
(iii)	Transactions other than ordinary business:	¥761 million

4. Notes on the statement of shareholders' equity, etc.

Matters concerning the number of shares of treasury stock:

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	-	9 thousand shares	0 share	8 thousand shares

(Note) The number of shares of treasury stock increased as a result of the requests for purchases of less-than-one-unit shares and the number of shares of treasury stock decreased as a result of the requests for additional purchases of less-than-one-unit shares.

5. Notes on tax effect accounting

Principal components of deferred tax assets and deferred tax liabilities:

	(million yen)
Deferred tax assets	
Retirement allowances for employees	26,282
Impairment loss on fixed assets	18,482
Reserve for repair works	9,275
Estimated selling prices	4,085
Software	3,983
Deferred gains (loss) on hedges	3,659
Tax effect on investment	3,342
Others	6,527
Subtotal of deferred tax assets	75,636
Valuation reserve	(5,906)
Total deferred tax assets	69,730
Deferred tax liabilities	
Reserve for deferred income tax on fixed assets	(21,094)
Unrealized holding gains on other securities	(10,065)
Deferred gains (loss) on hedges	(5,497)
Reserve for special depreciation	(585)
Reserve for loss on overseas investment	(435)
Total deferred tax liabilities	(37,678)
Net deferred tax assets	32,051

6. Notes on the fixed assets used by lease

Financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers:

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year, of leased property:

(million yen)

	Amount equivalent to the acquisition prices	Amount equivalent to accumulated depreciation	Amount equivalent to balance at the end of the year
Machinery and transportation equipment:	8,163	4,717	3,446
Tools, furniture and fixtures:	11,476	6,597	4,879
Others	200	183	16
Total:	19,840	11,497	8,342

(2) Amount equivalent to the balance of unearned rent at the end of the year:

Lease within one year:	¥3,317 million
Lease exceeding one year:	¥5,628 million
Total:	¥8,945 million

(3) Rent paid for the year, the amount equivalent to depreciation costs and the amount equivalent to interest paid:

Rent paid:	¥3,789 million
Amount equivalent to depreciation costs:	¥3,399 million
Amount equivalent to interest paid:	¥237 million

(4) Method of calculation of the amount equivalent to depreciation costs:

By the straight-line method on the assumption that the lease term is the useful life and that the residue value is nil.

(5) Method of calculation of the amount equivalent to interest paid:

The difference between the total rents paid for the year and the amounts equivalent to the acquisition prices of leased property shall be deemed to be the amount equivalent to interest and the distribution thereof to each fiscal year shall be made by the interest method.

7. Notes on the information per share

(1)	Net assets per share:	¥11,313.05
(2)	Net income per share:	¥695.80

INDEPENDENT AUDITORS' REPORT

May 2, 2007

The Board of Directors
Idemitsu Kosan Co., Ltd.

MISUZU Audit Corporation

Hiroshi Kuroda (seal)
Specified and Executive Partner
Certified Public Accountant

Eiji Oguro (seal)
Specified and Executive Partner
Certified Public Accountant

The Fuji Accounting Office

Koichi Norita (seal)
Representative and Executive Partner
Certified Public Accountant

Nobuyasu Tonegawa (seal)
Representative and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Idemitsu Kosan Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Idemitsu Kosan Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in 1.(9) "Changes in the accounting policies" in the Notes to Consolidated Financial Statements, the Company prepares its consolidated financial statements in accordance with the Accounting Standard for Business Combinations as from the fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

INDEPENDENT AUDITORS' REPORT

May 2, 2007

The Board of Directors
Idemitsu Kosan Co., Ltd.

MISUZU Audit Corporation

Hiroshi Kuroda (seal)
Specified and Executive Partner
Certified Public Accountant

Eiji Oguro (seal)
Specified and Executive Partner
Certified Public Accountant

The Fuji Accounting Office

Koichi Norita (seal)
Representative and Executive Partner
Certified Public Accountant

Nobuyasu Tonegawa (seal)
Representative and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules of Idemitsu Kosan Co., Ltd. (the "Company"), applicable to its 92nd fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary financial schedules from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and the supplementary financial schedules present properly the financial position and profit and loss for the period related to the financial statements and the supplementary financial schedules in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in 1.(9) "Changes in the accounting policies" in the Notes to Non-Consolidated Financial Statements, the Company prepares its financial statements in accordance with the Accounting Standard for Business Combinations as from the fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 92nd fiscal year from April 1, 2006 to March 31, 2007, prepared this audit report upon deliberation and hereby report unanimously as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans for the fiscal year under review, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by the Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties among them, etc., maintained constant communication with the Directors, the Internal Audit Office and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to the fundamental policy under Article 127, item 1 of the Regulations to Enforce the Corporation Law and the measures under Article 127, item 2 of the said regulations, as described in the business report, we investigated the details thereof by taking into account the developments of deliberation by the Board of Directors, etc. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and required the subsidiaries to render reports on their business operations or made on-site investigation into the state of their activities and property whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and the supplementary financial schedules, as well as the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements, for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out; and

(iv) That the fundamental policy stated in the business report as provided for in Article 127 of the Law to Enforce the Corporation Law contains nothing to be pointed out.

(2) Results of audit of the financial statements and the supplementary financial schedules:

We are of the opinion that the method and results of the audit made by the temporary account auditors, MISUZU Audit Corporation and The Fuji Accounting Office, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the temporary account auditors, MISUZU Audit Corporation and The Fuji Accounting Office, are proper.

(Note) ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a business suspension punishment and became disqualified and retired as the account auditors of the Company as of July 1, 2006. Consequently, the Board of Statutory Auditors, pursuant to Article 346, paragraphs 4 and 6 of the Corporation Law, appointed The Fuji Accounting Office as temporary account auditors as of July 3, 2006 and appointed MISUZU Audit Corporation as additional temporary account auditors as of September 1, 2006.

May 7, 2007

The Board of Statutory Auditors
Idemitsu Kosan Co., Ltd.

Tetsuya Nagao (seal)
Full-time Statutory Auditor

Munehiro Okuda (seal)
Full-time Statutory Auditor

Masahiro Inoue (seal)
(External) Statutory Auditor

Koichi Kumazaki (seal)
(External) Statutory Auditor

Michihisa Ono (seal)
(External) Statutory Auditor

Reference Document for the General Meeting of Shareholders

Proposition No. 1: Election of 11 Directors

The term of office of all of the Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 11 Directors be elected.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
1.	Akihiko Tembo (November 16, 1939)	April 1964	Joined the Company	1,800 shares
		July 1988	President of Idemitsu International (Europe) PTC	
		June 1991	Director and General Manager of Accounting Department	
		June 1998	Managing Director	
		June 2000	Senior Managing Director	
		June 2002	President (to date)	
2.	Masao Harada (August 18, 1942)	April 1965	Joined the Company	1,800 shares
		June 1995	Director President of Okinawa Sekiyuseisei Co., Ltd.	
		June 1998	Director and General Manager of Operation Department	
		June 2000	Managing Director and General Manager of Total Planning Department	
		April 2002	Managing Director	
		June 2004	Executive Vice President (to date)	
			Assistant to President (Petrochemicals Business, Research and Development, Overseas Supply and Demand, Manufacturing and Technology)	
3.	Masakatsu Tanaka (January 3, 1947)	April 1969	Joined the Company	1,500 shares
		June 1998	Director of Idemitsu Petrochemicals Co., Ltd.	
		June 2001	Managing Director of Idemitsu Petrochemicals Co., Ltd.	
		August 2004	Executive Corporate Officer	
		April 2005	Assistant to Vice President	
		June 2005	Managing Director (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
			Responsible for Petrochemicals Business (Chemicals Management Department, Basic Chemicals Department, Performance Chemicals Department, Engineering Plastics Department and Idemitsu Unitech Co., Ltd.)	
4.	Kazuhisa Nakano (January 4, 1948)	April 1971	Joined the Company	1,830 shares
		June 2002	President of Idemitsu Oil & Gas Co., Ltd.	
		April 2003	Executive Officer and General Manager of Personnel Department	
		June 2004	Director and General Manager of Personnel Department	
		June 2005	Managing Director and General Manager of Personnel Department	
		June 2006	Managing Director (to date)	
			Responsible for Fuel Oil Business, Sales Business (Industrial Energy Department, Lubricating Oil Department), New Business Promotion Department, Natural Resources Department	
5.	Shuichi Omiya (September 6, 1946)	April 1972	Joined the Company	1,490 shares
		June 2001	Director of Idemitsu Petrochemicals Co., Ltd.	
		April 2003	Corporate Officer and General Manager of Research and Development Department	
		June 2004	Director and General Manager of Research and Development Department	
		December 2004	Director and General Manager of Electronic Materials Department and General Manager of Research and Development Department	
		April 2005	Director	
		June 2005	Managing Director (to date)	
			Responsible for Research and Development (Research and Development Department, Intellectual Property Department, Agribio Department, Electronic Materials Department)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
6.	Kenichi Matsui (July 5, 1949)	April 1972	Joined the Company	1,640 shares
		June 2001	General Manager of Accounting Department	
		April 2003	Corporate Officer and General Manager of Accounting Department	
		June 2004	Executive Corporate Officer and General Manager of Accounting Department	
		June 2005	Managing Director (to date)	
			Responsible for IR Office, Accounting Department and Information Systems Department	
7.	Atsuo Hashimoto (February 5, 1947)	April 1969	Joined the Company	1,500 shares
		June 1998	General Manager of Fukuoka Branch Office	
		June 2001	Director and General Manager of General Affairs Department	
		April 2003	Corporate Officer and General Manager of General Affairs Department	
		June 2004	Director and General Manager of General Affairs Department	
		June 2006	Managing Director (to date)	
			Responsible for Secretary's Office, Public Relations & Advertising Office, General Affairs Department and Personnel Department	
8.	Takatoshi Hiruma (January 19,1950)	April 1973	Joined the Company	880 shares
		June 1999	General Manager of Hokuriku Branch Office	
		June 2001	General Manager of Tokuyama Refinery; Director and General Manager of Tokuyama Plant of Idemitsu Petrochemicals Co., Ltd.	
		April 2003	Corporate Officer and General Manager of Demand and Supply Department	
		June 2004	Executive Corporate Officer and General Manager of Demand and Supply Department	
		June 2005	Director and General Manager of Corporate Planning Department	
		June 2006	Managing Director and General Manager of Corporate Planning Department	
		April 2007	Managing Director (to date)	

Candidate No.	Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
9.	Yoshinori Kawamoto (January 1, 1948)	April 1970	Joined the Company	-
		June 2001	Director of Idemitsu Petrochemicals Co., Ltd.	
		June 2003	Corporate Officer of Idemitsu Petrochemicals Co., Ltd.	
		April 2005	Corporate Officer and General Manager of Technical Division (to date)	
10.	Yasuo Sakamoto (September 26, 1948)	April 1972	Joined the Company	-
		June 2001	General Manager of Lubricating Oil Department	
		April 2003	Corporate Officer and General Manager of Lubricating Oil Department	
		April 2005	Executive Corporate Officer and General Manager of Performance Chemicals Department (to date)	
11.	Zenichi Suda (February 4, 1950)	April 1973	Joined the Company	-
		July 1996	President of Idemitsu International (Asia) Pte. Ltd.	
		July 1999	Deputy Division Manager of Overseas Division	
		July 2002	Deputy General Manager of Hyogo Refinery	
		November 2003	General Manager of Hyogo Refinery	
		April 2004	Corporate Officer and Division Manager of Overseas Division (to date)	

(Note) There is no special relationship between any candidate for Director and the Company.

Proposition No. 2: Election of one (1) Statutory Auditor

Statutory Auditor Munehiro Okuda will resign at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that one Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as follows:

Name (Date of birth)	Brief history, position and business in charge (representation of other companies)		Number of shares of the Company held by Candidate
Yasuo Izu (November 24, 1949)	April 1972	Joined the Company	-
	June 2003	Corporate Officer of Idemitsu Petrochemicals Co., Ltd.	
	August 2004	Corporate Officer and General Manager of Operating Management Department	
	April 2005	Corporate Officer and General Manager of Chemical Management Department	
	April 2006	Corporate Officer and General Manager of Chemical Management Department	
	April 2007	Assistant to Statutory Auditor (to date)	

(Note) There is no special relationship between any candidate for Statutory Auditor and the Company.

Proposition No. 3: Election of account auditors

ChuoAoyama Audit Corporation (currently called MISUZU Audit Corporation), which had been the account auditors of the Company, was imposed a business suspension punishment for the period of two months from July 1, 2006 through August 31, 2006 by the Financial Services Agency as of May 10, 2006. Consequently, ChuoAoyama Audit Corporation became disqualified and retired as the account auditors of the Company.

Hence, the Company, at the meeting of its Board of Statutory Auditors held on July 3, 2006, appointed The Fuji Accounting Office as temporary account auditors. The Company also appointed MISUZU Audit Corporation additionally as temporary account auditors as of September 1, 2006 upon the expiration of the business suspension period.

Both temporary accounting auditors will retire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that accounting auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for account auditors are as follows:

Name	Ernst & Young ShinNihon	
Place of principal office	Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	
History	April 2000	Showa Ota & Co. and Century Audit Corporation merged to establish Century Ota Showa & Co.
	July 2001	Changed the name to Ernst & Young ShinNihon

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